U.S. SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D. C. 20549



                                      AMENDMENT NO. 1
                                        Form 10-SB/A


GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
ISSUERS Under
Section 12(b) or 12 (g) of the Securities Act of 1934



                                 SILHOUETTE BRANDS, INC.
                               ___________________________
                      (Name of Small Business Issuer in its charter)


       Delaware                                       22-3279105
    -------------                               ------------------
(State of Incorporation)                  (I.R.S. Employer I.D. Number)


                   159 Foxhill Court, Matawan, New Jersey     07747
               _______________________________________________________
               (Address of principal executive offices)     (Zip Code)


Issuer telephone number 732-583-3005.
                        -------------

Securities to be registered under Section 12 (b) of the Act:

         Title of each class               Name of exchange on which
          to be registered              each class is to be registered

            None                                     None


Securities to be registered under Section 12(g) of the Act:

                          Common Stock
                        (Title of Class)





FORWARD LOOKING STATEMENTS

In this registration statement references to "Silhouette" or "Company," means Silhouette Brands, Inc. This Form 10-SB contains certain forward looking
statements.   For  this purpose, any  statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will,"
"expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control. These factors include but are not limited to economic conditions generally and in t he industry in which the Company participates; and competition within the Company's chosen industry, including competition from much larger competitors.


RISK FACTORS

Certain risks exist with respect to the Company and its business. Accordingly, investors and shareholders should consider the following risk factors along with other information contained in this Registration Statement including the financial statements and the notes thereto.


1. Substantial Reliance Upon One Distributor. The Company distributes its product principally through the Dreyer's distribution system. The Dreyer's distribution system is considered one of the premier distribution systems in the ice cream industry. Moreover, Dreyer's has assisted in the expansion of the Company's products to a large number of geographical markets as discussed below. If Dreyer's terminates its distribution arrangement with the Company, the Company's operations may be materially impaired.

2. Need For Additional Capital. The Company may require additional capital in the future to pay for slotting fees resulting from greater than anticipated
expansion.   At the present  time, the Company  has no  arrangements for such additional capital. The inability to pay slotting fees in new markets may inhibit future sales.

3. Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the SEC. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ System). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information regarding penny stocks and the nature and level of risks in the penny stock market. The brokerdealer also must provide the customer with current bid and offer quotations for the penny stock, and the compensation of the broker-dealer, and its salesperson must disclose this fact and the broker-dealer's presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, brokerdealers who sell such securities to persons other than established customers and accredited investors, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of activity, if any, in the market for the Company's common stock.

Part I

ITEM 1. DESCRIPTION OF BUSINESS.

Introduction.

Silhouette Brands, Inc. ("Silhouette" or "Company") was organized under the laws of the State of Delaware on January 27, 1994.

The Company manufactures and sells fat free, novelty ice cream under the trade name "Silhouette" with the Skinny Cow (r) logo. Its ice cream is packaged as a low fat ice cream sandwich and a reduced fat "Bongo" bar, that are designed to appeal to the health conscious or weight conscious consumer.

Following its inception, the Company commenced the manufacturing and sale of its ice cream products in the New York metropolitan area during 1994. Distribution of the Company's products has grown from a limited number of outlets in the New York metro area to over 75 supermarkets chains and other retail outlets located in 26 states. The Company's products are distributed principally through an arrangement with Dreyer's Grand Ice Cream, Inc. The Company manufactures its product under a co-packing agreement with an ice cream manufacturer located in Lakewood, New Jersey.

The Company's executive offices are located at 159 Foxhill Court, Matawan, New Jersey 07747, and its telephone number is 732-583-3005 and web-site is www.skinnycow.com.


Skinny Cow Products.

The Company is the pioneer of high quality, low fat and reduced fat, novelty ice cream products. Its proprietary ice cream, while fat-free, delivers a rich taste and creamy texture. These characteristics are a result of, its proprietary mix, the quality of the ingredients in the mix, and the fact that each unit is hand made. Hand made ice cream can be soft-served at higher temperatures enabling greater flavor retention. The low fat, ice cream sandwich, the Company's original product, remains its flagship product comprising approximately 72% of total sales during fiscal 1999. Two low fat chocolate or vanilla cookies compliment the no-fat ice cream to create the ice cream sandwich. The Bongo bar, introduced in 1998, consists of the no-fat ice cream hand served on a stick, and dipped in rich milk chocolate or dark chocolate. The ice cream sandwich contains 2 grams of fat per serving, while the Bongo bar contains 8 grams of fat per serving. The fat content of both products is contained in either the cookies or the chocolate coating. The Company's products are sold under the Silhouette trade name with the Skinny Cow (r) logo. Its products are currently available in more than 3,500 stores principally throughout the New England, Mid-Atlantic and Southeastern regions, and Texas and southern California. Of the total store count, approximately 2,100 of these locations were opened in year 2000.

The Company promotes brand recognition by packaging its products in a Unique and distinctive manner. Each package prominently displays the Silhouette trade name and Skinny Cow (r) logo together with a quirky "workout regime" for its cows. The ice cream sandwiches are packaged in clear plastic sealed trays in packages of six. The trays are shrink-wrapped in a clear polywrap for freshness and product protection. Flavor combinations are: vanilla/chocolate, vanilla/mint, vanilla/ strawberry, vanilla/coffee, all vanilla, and all chocolate packs. In addition, during May, 2000, the Company introduced a caramel flavored sandwich called "Dulce De Leche" in the New York market. The reduced fat, Bongo bar contains three individually wrapped bars per box. Bongo flavor combinations are vanilla ice cream dipped in rich milk chocolate, and chocolate ice cream dipped in rich dark chocolate. During the fourth quarter of 2000, the Company intends to introduce two new flavors of its ice cream sandwich, a chocolate/peanut butter flavor, and a chocolate/ coffee flavor.

Markets.

The Company participates in the ice cream market which is part of a broader frozen dessert market. The Company's ice cream sandwich and Bongo bar are considered novelty ice cream products. Novelty items are separately packaged single servings of a frozen dessert that may or may not contain dairy ingredients. The Food and Drug Administration, which regulates the standards for many foods, has set labeling requirements concerning fat content in ice cream. Based upon these requirements, the Company's ice cream sandwich falls with the "low fat" ice cream category, while the Bongo bar is a "reduced fat" product. Low fat ice cream contains a maximum of three grams of fat per service. Reduced fat ice cream contains at least 25% less total fat that the preferred product (either an average of leading brands, or the company's own brand).

Industry data indicates that over 1.6 billion gallons of ice cream and related frozen dessert were produced in 1999. Of that amount, reduced fat, light and low-fat products accounted for 13% of the market. (Source:
International Ice Cream Association).

Sales and Distribution.

The Company sells its products principally to supermarkets, and to a lesser extent to convenience and other foods stores. Distribution is made through independent distributors and commissioned food brokers. As of June 30, 2000, the Company's products were sold at approximately 3,500 retail outlets located in 26 states. The Company's markets its products principally through a non-exclusive distribution arrangement with Dreyer's Grand Ice Cream, Inc. ("Dreyer's), a publicly held company. The Company commenced distribution through Dreyer's in October 1998. Since that time, Dreyer's has accounted for distribution to approximately 3,000 supermarket locations in 20 states. For fiscal year ended December 31, 1999 and for the six month period ended June 30,2000, sales through Dreyer's accounted for 80% and 72%, respectively, of total sales. During the first half of 2000, the Company expanded its distribution to approximately 2,100 new supermarket locations throughout the Eastern region of the United States, and in Texas and southern California.

The Company believes its business generally experience highest volumes during the winter and spring months and lowest volumes during the late summer and fall months.

The Company generally enters a new market usually with two flavors of its ice cream sandwich. Thereafter, dependent upon the level of sales from the introduced product and available cash for slotting fees, additional products may be introduced to the existing market. The Company has experienced strong product demand and loyalty in each geographical market that it has entered. The Company believes that product demand is generated principally by word of mouth, its unique product packaging, and in store promotions. The Company understands that its products are recommended in preferred menus of organized weight loss groups. The Company also believes that its proprietary mix, which delivers a rich and creamy taste with no fat content, creates strong customer loyalty. Historically, the Company has conducted limited product advertising and marketing in each market.

Advertising and marketing generally has been in the form of coupons or advertisements in supermarket flyers. Coupons offering a $0.50 discount also are available through the Company's website.

The Company attracts new markets through the independent efforts of its principal officers, and through the collective efforts of its officers and the Dreyer's distribution channel. In each new market, the Company generally will be required to pay slotting fees to the supermarket for shelf space. These fees are common in most segments of the food industry and vary from chain to chain. Supermarket chains generally are reluctant to give up shelf space to new products when existing products are performing. During the six months ended June 30, 2000, the Company paid approximately $151,445 (or 6% of gross revenues) in slotting fees. Consequently, the expansion of the Company to new markets, if any, may be constrained by cash available to pay for slotting fees.

The Company participates in Dreyer's direct store distribution system. Under this system, the Company's products are distributed directly to the retail ice cream cabinet by either Dreyer's own personnel or independent distributors who primarily distribute Dreyer's products. This store level distribution allows service to be tailored to the needs of each store. The Company believes this service ensures proper product handling, quality control, flavor selection and retail display. The implementation of this system has resulted in an ice cream distribution network capable of providing frequent direct service to grocery stores in every market where the Company's products are sold. At this time, the Company does not have written agreement with Dreyer's regarding its product distribution.

Manufacturing Process.

The Company products are manufactured through a co-packing arrangement With Mr. Cookie Face, Inc., of Lakewood, New Jersey. Each individual product unit is hand served, and for the Bongo bar, hand dipped, and all are hand packed by the manufacturer. For quality assurance purposes, the Company's product is tested by the manufacturer every week. The Company believes that the manufacturer's capacity will meet the Company projected production requirements for the foreseeable future. Although the Company uses only one manufacturer, its arrangement with the manufacturer is not exclusive, and the Company believes that it could use other manufacturers if necessary or advantageous. Under its contract, the Company pays the manufacturer a fixed fee per case for manufacturing and packing the product. The Company may cancel the agreement on 30 days' notice at any time. The Company purchases all of its raw materials and packaging supplies from single sources; however, it believes that alternate supply sources are available throughout the country at competitive prices. The Company has not experienced shortages in the procurement of raw materials or packaging.


During fiscal year ending December 31, 1999, the Company did not expend any amounts on research and development costs.


Regulation.

The Company is subject to regulation by various governmental agencies, including the U.S. Food and Drug Administration and the U. S. Department of Agriculture. The Company's manufacturer must comply with federal and Local environmental laws and regulations relating to air quality, waste management and other related land use matters. The FDA also regulates finished products by requiring disclosure of ingredients and nutritional information. The FDA can audit the Company or its manufacturer to determine the accuracy of our disclosure. State laws may also impose additional health and cleanliness regulations on our manufacturers.

The Company believes that it and its manufacturer are currently in compliance with these laws and regulations and has passed all regulatory inspections necessary for its to sell its product in its current markets. The Company believes that the cost of compliance with applicable governmental laws and regulations is not material to its business.

Competition.

The Company's business is highly competitive. The Company's products Compete on the basis of brand image, quality, breadth of flavor selection, price, and amount of fat content. Most ice cream manufacturers, including full line dairies, the major grocery chains and the other independent ice cream processors, are capable of manufacturing and marketing high quality, low fat or reduced fat ice creams. Furthermore, there are relatively few barriers to new entrants in the ice cream business. Existing competition includes low fat or reduced fat novelty products offered by Healthy Choice and Weight Watchers, as well as "private label" brands produced by or for the major supermarket chains. In addition, the Company also competes with frozen desserts such as frozen yogurt and sorbet manufactured by Dannon, Healthy Choice and others. Many of these competitive products are manufactured by large national or international food companies, with significantly greater resources than that of the Company. The Company expects strong competition to continue in the form of price, competition for adequate distribution and limited shelf space. However, despite these factors, the Company believes that the taste and quality of its products, and its unique product packaging will enable it to effectively compete in its market.

Product Liability.

The Company is engaged in a business that could expose it to possible Claims for personal injury resulting from contamination of its ice cream. While the Company believes that through regular product testing the quality of its products are carefully monitored, it may be subject to liability due to customer or distributor misuse or storage. The Company maintains product liability insurance against certain types of claims in amounts which it believes to be adequate. The Company also maintains an umbrella insurance policy that it believes to be adequate to cover claims made above the limits of its product liability insurance. Although no claims have been made against the Company or its distributors to date and the Company believes its current level of insurance to be adequate for its present business operations, there can be no assurances that such claims will not arise in the future or this the Company's policies will be sufficient to pay for such claims.

Proprietary Rights.

The Company owns the registered trade name Silhouette Low Fat Sandwich (r) And the trademark Skinny Cow (r). In addition, the Company relies on trade secrets to protect its proprietary mix formulation.


Employees.

As of June 30, 2000, the Company's officers are its only employees. The Company has no collective bargaining agreements with its employees and believes its relations with its employees are good.

Facilities.

The Company's executive offices are located at 159 Foxhill Court, Matawan, New Jersey 07747, on premises owned by an officer of the Company. The premises are used on a rent-free basis. The parties anticipate that this arrangement will continue through fiscal year 2000.

SILHOUETTE CAFE.

The Company entered into a loan agreement and a license agreement with a limited liability company that owns and will open a cafe called the "Silhouette Cafe". The cafe is located in Rockville Centre, New York and is expected to open in September 2000. Under the license agreement, the licensed the use of the trademark Skinny Cow(r) and trade name Silhouette in exchange for a royalty of one percent of gross sales from the cafe. Under the loan agreement, the Company agreed to advance the sum of $140,000 as a loan. The loan will bear interest at the rate of five percent per annum and will be amortized and paid in 36 equal payments of principal and interest. As additional consideration for the loan, the Company will receive 10% of the net profits from the operations of the cafe. Messrs. Wexler and Pugliese each own 25% of the limited liability company and each will receive a 20% net profits interest from the operations of the cafe. The agreements between the Company and the limited liability company were not a result of arms length negotiations between the parties. In addition, although the principals of the Company may devote their time and attention to the affairs of the cafe, such time and attention is not expected to interfere with their responsibilities to the Company.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS.

The following discusses the financial results and position of the consolidated accounts of the Company for the periods indicated.

Results of Operations.

Six-month period ended June 30, 2000 compared with the six-month period ended June 30, 1999.

Revenues for the six-month period ended June 30, 2000 were $2,348,194 representing an increase of 156% or $1,432,229 from revenues of $915,965 for the comparable period in 1999. The increase for the 2000 period is a result of greater market penetration in existing markets and the expansion of product distribution to new geographical markets. Of the total revenues for the both periods, $1,692,939 or 72% of total revenues for the 2000 period, and $843,196 or 92% of total revenues for the 1999, represent sales through the Dreyer's distribution system.

Cost of goods sold for the 2000 period totaled $1,770,212 which represents an increase of $1,085,310 or 158% from $684,902 for the prior period. This increase is due to costs associated with increased sales for the 2000 period. Cost of goods sold as a percentage of sales for the six-month periods in 2000 and 1999 remained relatively constant at 75.37% and 74.77%, respectively. Cost of goods sold for the 2000 period consisted of, $1,713,106 in manufacturing, raw materials, packing and related costs (an increase of $1,056,586 or 161% from $656,520 for the prior period), $60,331 in freight expense (an increase of $44,610 or 289% from $15,523 for the prior period), and $46,067 in food broker expenses (an increase of $12,067 or 35.49% from $34,000 for the prior period). Gross profit for the six-month period in 2000 was $577,982 which represents an increase of $364,919 or 150% from $231,063 for the prior period.

Sales and marketing expenses, which include slotting fees payable to supermarkets, for the six-month period ended June 30, 2000 totaled $172,559 representing an increase of $106,154 or 160% from $66,405 for the prior six-month period. The increase reflects the Company's expanded product distribution. The Company anticipates that payment of slotting fees will continue in the future commensurate with its expanded distribution. Salaries and benefits for the six-month period in 2000 totaled $122,178 representing an increase of $70,050 or 134% from $52,128 for the prior period. The increase reflects increased compensation paid to the two principal officers during the 2000 period. Other general and administrative expenses totaled $70,391 representing an increase of $51,837 or 279% from $18,554 for the prior period. The increase is principally a result of increase travel and entertainment, as well as postage and related costs associated with the Company's expanded product distribution.

Total investment income, which consists primarily of securities transactions, and interest on available cash, for the six-month period in 2000 totaled $81,302 representing an increase of $65,898 or 428% from $15,404 for the prior period.

Fiscal year ended 1999 compared with fiscal year ended 1998.

Revenues for fiscal year ended December 31, 1999 were $1,873,849 representing an increase of 140% or $1,094,006 from revenues of $779,843 for the comparable period in 1998. The increase for the 1999 period is a result of greater market penetration in existing markets and the expansion of product distribution to new geographical markets. Of the total revenues for the both periods, $1,492,190 or 80% of total revenues for the 1999 period, and $175,991 or 23% of total revenues for the 1998 period, represents sales through the Dreyer's distribution system.

Cost of goods sold for the 1999 year end period totaled $1,457,165 which represents an increase of $862,206 or 145% from $594,959 for the prior period. This increase is due to costs associated with increased sales for the 1999 period. Cost of goods sold as a percentage of sales for the year end periods in 1999 and 1998 were at 77.76% and 76.29%, respectively. Cost of goods sold for the 1999 period consisted of, $1,323,653 in manufacturing, raw materials, packing and related costs (an increase of $727,512 or 122% from $596,141 for the prior period), $36,787 in freight expense (an increase of $19,650 or 115% from $17,137 for the prior period), and $117,866 in food broker expenses (which
contrasts with no such expense for the prior period).   Gross profit  for
the 1999 period was $416,684 which represents an increase of $231,800 or 125% from $184,884 for the prior period.

Sales and  marketing  expenses,  which  includes slotting fees payable to
supermarkets,   for  the   year  end   period  in 1999   totaled $227,816
representing an increase of $118,976 or 109% from $108,840 for the prior six-month period. The increase reflects the Company's expanded product distribution. Cost of customer list in 1999 was $0 compared with a one-
time  charge in 1998  of  $110,000.   Salaries  and benefits for the 1999
period  totaled  $127,059 representing an  increase of  $46,552 or 57.82%
from  $80,507 for  the prior  period.   The  increase  reflects increased
compensation  paid  to  the  two  principal  officers   during the   1999
period.   Other  general  and  administrative  expenses  totaled $106,120 representing an increase of $53,158 or 100% from $52,962 for the prior period. The increase is a result of increased travel and entertainment, as well as printing and postage costs associated with its expanded product distribution.

Total investment income, which consists primarily of primarily of securities transactions and interest on available cash, for the 1999 period totaled $120,370 representing an increase of $109,940 or 1057% from $10,403 for the prior period.

Liquidity and Capital Resources.

During 1998, the Company raised approximately $953,500 in gross proceeds from the private placement of its common stock. In addition, as of June 30, 2000, the Company has three revolving lines of credit. Two lines of credit are with Fleet Bank for $25,000 and $50,000, bearing interest at 3% over prime and 4% over prime, respectively. Interest is paid monthly and principal is paid upon demand. As of June 30, 2000, $24,305 was drawn on the $25,000 facility, while the entire balance on the $50,000 facility was available at such date. Both lines are secured by the Company's assets and the personal guarantees of the officers. The third revolving line of credit is with First Union National Bank in the amount of $35,000. Interest is 3% over prime and interest is paid monthly and principal is paid on demand. The loan is unsecured. As of June 30, 2000, $32,050 was drawn on the $35,000 facility. The Company used the private placement proceeds and the lines of credit to fund its overall operations including the payment of slotting fees to supermarkets.

For the six-month period ended June 30, 2000, the Company recorded a net profit of $222,680, and as of the end of the six-month period, the Company had working capital of $396,931. The Company believes that its current cash position and cash flow will be sufficient to meet its operating needs for the next 12 months. However, the Company may seek to raise funds during such 12 month period in order to respond to increased slotting fees resulting from greater than anticipated market expansion. The Company has no commitments for any such financing. No assurances can be given that any financing will be available to the Company on favorable terms, or at all.

ITEM 3. DESCRIPTION OF PROPERTY.

The Company's maintains its offices at 159 Foxhill Court, Matawan, New Jersey 07747 on premises owned by the president of the Company. As of June 30, 2000, the arrangement between the parties has been rent-free. The parties anticipate that this arrangement will continue through fiscal year 2000.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table will identify, as of August 18, 2000, the number and percentage of outstanding shares of common stock and preferred stock of the Company owned by (i) each person known to the Company who owns more than five percent of the outstanding common stock and preferred stock,(ii) each officer and director, and (iii) and officers and directors of the Company as a group:

  Title             Name and Address         Amount and nature         Percent
 of Class         of Beneficial Owner        Beneficial Ownership(1)   of Class
----------------  ------------------------   ------------------------  ---------
Common Stock       Marc Wexler(2)                   852,000             28.88%
Common Stock       Saverio Pugliese(2)              852,000             28.88%
Common Stock       Northport Holdings, Inc.(3)      170,000              5.76%
Common Stock       Officers and Directors         1,704,000             57.77%
                   as a group (2 persons)
Voting Preferred
Stock (4)          Marc Wexler(2)                   150,000             47.62%
Voting Preferred
Stock (4)          Saverio Pugliese(2)              150,000             47.62%
Voting Preferred
Stock (4)          Officers and Directors           300,000             95.24%
                   as a group (2 persons)
________________________________________________________________________________


(1).  "Beneficial ownership" means having or sharing, directly or indirectly
      (i)  voting  power,  which  includes  the  power to  vote or to direct the voting, or (ii) investment power, which includes the power to dispose or to direct the disposition, of shares of the common stock of an issuer. The definition of beneficial ownership includes shares underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2). The address for each individual is 159 Foxhill Court, Matawan, New Jersey 07747, the address of the Company.

(3). The address for such party is 39 Broadway, Suite 930, New York, New York 10006.

(4). The Voting Preferred Stock contains 10 for 1 voting rights on all matters brought for shareholder vote (see "Item 8. Description of Securities-Preferred Stock").


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The directors and executive officers of the Company, their ages, and the positions they hold are set forth below. The directors of the Company hold office until the next annual meeting of stockholders of the Company and until their successors in office are elected and qualified. All officers serve at the discretion of the Board of Directors.

                                        Director/
                                         Officer
   Name                       Age         Since          Position
______________               _____     __________   ____________________

Marc Wexler                   38          1994        Chairman, Secretary
                                                         and Treasurer
Saverio Pugliese              34          1994        President and
                                                      Director
___________________________________________________________________________

Marc Wexler   -    Mr. Wexler is a co-founder of  the Company, and  has
                   been its Chairman, Secretary and Treasurer since its inception. Mr. Wexler received a B. A. degree in economics from Rutgers University in 1984.

Saverio Pugliese - Mr. Pugliese is a co-founder  of the Company and has been its President and a director since inception. Prior to founding the Company, Mr. Saverio was the founder and president of an ice cream company located in Fairfield, New Jersey.


ITEM 6. EXECUTIVE COMPENSATION.


The compensation for all directors and officers individually for services rendered to the Company for the fiscal years ended December 31, 1999, 1998 and 1997, respectively:

SUMMARY COMPENSATION
                                      Annual Compensation(1)
Principal                             Salary     Bonus          Other
Position                     Year     ($)          ($)          ($)(2)
_________________          ______   __________  _________    ___________
Marc Wexler                  1999     57,550        -0-         6,833
President and                1998     38,150        -0-         2,450
Chairman                     1997      3,450        -0-         -0-

Saverio Pugliese             1999     57,550        -0-         7,377
President and                1998     30,450        -0-         2,448
Director                     1997        700        -0-         -0-
___________________________________________________________________________

(1). The compensation provided in the table above does not include dividends payable to each individual as a holder of the Company's Voting Preferred Stock (see "Item 8. Description of Securities-Preferred Stock").

(2). Represents an automobile allowance for such officers.

Other than as indicated above, the Company does not have any other form of compensation payable to its officers or directors, including any stock option plans, stock appreciation rights, or long term incentive plan awards for the periods indicated in the table.

The Company's directors received no fees for their services as a director, however, they are reimbursed for expenses incurred by them in connection with the Company's business.

In August 2000, the Board of Directors and shareholders approved The Company's 2000 Stock Option Plan (the "Plan"). Pursuant to the Plan, the Company may grant options to purchase an aggregate of 200,000 shares of common stock to key employees, directors, and other persons who have or are contributing to the success of the Company. The exercise price of the options granted under the Plan will be established by the board of directors, however, it shall not be less than 15% the fair market value at the time of grant. Fair market value is the mean between the high and low sale price for the common stock reported on such date. The options granted pursuant to the Plan are non-qualified options. The Plan is administered by the board of directors. As of August 31, 2000, no options have been granted under the terms of the Plan.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In October 1998, the Company purchased an ice cream mix, a list of Customers and the Skinny Cow logo for the sum of $110,000 from Skinny Cow, Inc. Skinny Cow, Inc. was owned equally by Messrs. Pugliese and Wexler.

Messrs. Wexler and Pugliese each own 150,000 shares of Voting Preferred Stock of the Company. This class of preferred stock has 10 for 1 voting rights per share on all matters brought for a shareholder vote, a liquidation preference per share of $5.00, and an annual dividend per share equal to 5% of the liquidation preference. Dividends are cumulative and payable annually in arrears. The holder has a right to waive any cash dividend and receive the dividend in the form of common stock at a price per share equal to fifty percent of the closing price of the common stock on the last trading day of the preceding calendar year. If funds are not legally available, the dividend must be paid in the form of common stock of the Company at the stated discount. The preferred stock is not convertible into common stock, however, has a preference over common stockholders upon liquidation equal to the liquidation preference per share. Messrs. Wexler and Pugliese each received, as a dividend on the Voting Preferred Stock; cash in the amount of $5,000 and 52,000 shares of common stock during fiscal 1998, and cash in the amount of $15,000 during fiscal 1999, and cash in the amount of $120,000 during the six month period ended June 30, 2000 (see "Item 8. Description of Securities-Preferred Stock").

The Company entered into a loan agreement and a license agreement with a limited liability company that owns and will open a cafe called the "Silhouette Cafe". The cafe is located in Rockville Centre, New York and is expected to open in September 2000. Under the license agreement, the Company licensed the use of the trademark Skinny Cow (r) and trade name Silhouette in exchange for a royalty of one percent of gross sales from the cafe. Under the loan agreement, the Company agreed to advance the sum of $130,000 as a loan. The loan will bear interest at the rate of five percent per annum with will be amortized and paid in 36 equal payments of principal and interest. As additional consideration, the Company will receive 10% of the net profits from the operations of the cafe. Messrs. Wexler and Pugliese each own 25% of the limited liability company and each will receive a 20% net profits interest from the operations of the cafe. The agreements between the Company and the limited liability company were not a result of arms length negotiations between the parties. In addition, although the principals of the Company may devote their time and attention to the affairs of the cafe, such time and attention is not expected to interfere with their responsibilities to the Company.


ITEM 8. DESCRIPTION OF SECURITIES.

Capital Stock.

The Certificate of Incorporation of the Company authorizes the issuance of 10,000,000 shares of common stock, $0.0001 par value, and 1,000,000 shares of preferred stock, $0.0001 par value.

Common Stock.

As of June 30, 2000, 2,949,635 shares of common stock are issued and outstanding.

The common stock carries no pre-emptive, conversion or subscription rights and is not redeemable. In addition, each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. On matters submitted to a shareholder vote,a majority vote of shareholders is required to be actionable. Cumulative voting in the election of directors is denied. All shares of common stock are entitled to participate equally in dividends and rank equally upon liquidation. All shares of common stock when issued are fully paid and non-assessable by the Company. There are no restrictions on repurchases of common stock by the Company relating to dividend or sinking fund installment arrearage.

Preferred Stock.

As of June 30, 2000, 315,000 shares of its preferred stock are issued and outstanding.

The issued and outstanding shares of preferred stock consist of the %5 Voting Preferred Stock. This class of preferred stock has 10 for 1 voting rights per share on all matters brought for a shareholder vote, a liquidation preference per share of $5.00, and an annual dividend per share equal to 5% of the liquidation preference. Dividends are cumulative and payable annually in arrears. The holder has a right to waive any cash dividend and receive the dividend in the form of common stock at a price per share equal to fifty percent of the closing price of the common stock on the last trading day of the preceding calendar year. If funds are not legally available, the dividend must be paid in the form of common stock of the Company at the stated discount. The preferred stock is not convertible into common stock, however, has a preference over common stockholders upon liquidation equal to the liquidation preference per share.

As provided in the Company's Amended and Restated Certificate of Incorporation, the remaining authorized but unissued shares of preferred stock can be issued the under the "blank check" provisions therein. These provisions authorize the issuance of "blank check" preferred stock in one or more classes or series with such designations, rights, preferences and restrictions as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors may, without prior shareholder approval, issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the relative voting power or other rights of the holders of the preferred stock or the common stock.

Delaware Anti-Takeover Law.

The  Company  is  subject  to  the  provisions  of  Section  203  of  the
Delaware General Corporation Law regulating corporate takeovers. This section prevents certain Delaware corporations, under certain circumstances, from engaging in a "business combination" with: (i) a stockholder who owns 15% or more of the outstanding voting stock (known as an "interested stockholder"); (ii) an affiliate of an interested stockholder; or (iii) an associate of an interested stockholder, for three years following the date that the stockholder became an "interested stockholder." A "business combination" includes a merger or sale of more than 10% of the assets.
However, the above provisions of  Section 203 do not apply if:    (i)  the
Company's  board  approves  the transaction  that  made the stockholder an
"interested  stockholder,"  prior  to the date of that transaction;   (ii)
after the completion of the transaction that resulted in the stockholder becoming an "interested stockholder," the stockholder owned at least 85% of the Company's voting stock outstanding at the time the transaction began, excluding shares owned by persons who are our officers and
directors;   or  (iii)   on  or subsequent to the date of the transaction,
the business combination is approved by our board and authorized at a meeting of our stockholders by an affirmative vote of at least 2/3 of the outstanding voting stock not owned by the "interested stockholder."

The provisions of this statute could prohibit or delay mergers or other change and control attempts, and thus may discourage attempts to acquire the Company.



Part II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.


The table below sets forth the high and low bid prices of the common stock of the Company as reported in the "pink sheet-over the counter market" by Pink Sheets LLC, formerly known as National Quotation Bureau. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions. Since October 1999, the Company's common stock has been listed in the "pink sheets" under the symbol "SHIB". Upon the effectiveness of this Form 10-SB, the Company intends to file with the National Association of Securities Dealers, Inc. (NASD) for listings on the NASD OTC-BB market. There is an absence of an established trading market for the Company's common stock, as the market is limited, sporadic and highly volatile. The absence of an active market may have an effect upon the high and low price as reported.


              1999                      Low Bid          High Bid
        ______________                ___________      ___________
          4th Quarter                   $ 2.00            $ 4.00

              2000                      Low Bid          High Bid
        _____________                 ___________      ___________
          1st Quarter                   $ 0.50            $ 2.00
          2nd Quarter                     0.50              1.50


As  of  August  18, 2000,  there  are  117  shareholders of record of the
Company's  common  stock.   Although  there are  no  restrictions on  the
Company's ability to declare or pay dividends, the Company has not declared or paid any dividends since its inception and does not anticipate paying dividends in the future.

As of August 18, 2000, (i) there are no outstanding warrants or options to purchase,or securities convertible into common stock of the Company and
(ii) there are 2,775,975 shares of common stock which can be sold pursuant to Rule 144.


ITEM 2. LEGAL PROCEEDINGS.

The Company is not a party to any material legal proceedings.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

During 1998, the following common stock transactions occurred:

   - 451,575 units were issued in connection with two private placement offerings by the Company. Each unit consisted of one share of common stock and one common stock purchase warrant. The Company received $953,500 gross proceeds from these offerings and incurred $355,286 in offering related costs.

  - 108,400 shares of common stock were issued to the holders of the Company's Voting Preferred Stock (which includes the Company's two principal officers) as a dividend on such security.

  - 320,000 shares of common stock were issued to a third party in exchange for corporate finance, business management and marketing services.

During 1999, the following common stock transactions occurred:

   - 117,950 shares of common stock were issued in connection with the exercise of outstanding warrants from a prior private placement offering. The Company received $194,938 gross proceeds from the warrant exercise and incurred $17,645 in offering related costs.

   - A total of 9,000 shares of common stock were issued to outside consultants. Of the total amount, 3,000 shares of common stock were issued in exchange for product marketing services, 4,000 shares were issued in exchange for legal services, and 2,000 shares were issued for general business consulting services.

During 2000, the following common stock transactions occurred:

   - 40,410 shares of common stock were issued in connection with the exercise of outstanding warrants from a prior private placement offering. The Company received $55,512 gross proceeds from the warrant exercise.

   - A total of 9,000 shares of common stock were issued to outside consultants, all for product marketing services.

The above offerings were exempt from registration pursuant to Section 3(b) and 4(2) of the Securities Act of 1933, as amended (the "Act"), including Rule 504 of Regulation D promulgated under the Act. Each recipient of securities in each such transaction represented his or her intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and, where applicable, appropriate legends were affixed to the share certificates issued in such transactions.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Amended and Restated Certificate of Incorporation indemnifies each person who is or was a director or officer of the Company against all expenses, liabilities, and loss actually and reasonably incurred in connection with any civil, criminal, administrative or investigative proceeding brought by reason of the fact that such person is or was a director or officer of the Company or is or was serving at our request in certain other capacities, to the extent such indemnification is not prohibited by law. Under the Delaware General Corporation Law (DGCL), the Company may indemnify such persons if they acted in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe their conduct was unlawful.

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

In so far as indemnification for liability arising from the Securities Act of 1933, as amended ("Act") may be permitted to directors, officers or persons controlling the Company, it has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


Part F/S                                                             Page


- Independent Auditors' Report.......................................F-1
- Balance Sheets as of December 31, 1999  (audited),
  December 31, 1998 (audited)  and June 30, 2000 (unaudited).........F-2
- Statements of Operations for Fiscal Years Ended
   December 31, 1999 (audited), December 31, 1998 (audited)
   and six months ended June 30, 2000 and June 30, 1999
   (unaudited).......................................................F-3
- Statements of Cash Flows for Fiscal Years Ended
   December 31, 1999   (audited), December 31, 1998 (audited)
   and Six Month Ended June 30, 2000 and June 30, 1999
   (unaudited).......................................................F-4
- Statements of Changes in Shareholders' Equity
   For the Years Ended December 31, 1999 and 1998
   (audited) and For the Six Month Period Ended
   June 30, 2000 (unaudited).........................................F-5
- Notes to Financial Statements......................................F-6


   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT



To the Board of Directors and Stockholders of Silhouette Brands, Inc.

We have audited the accompanying balance sheets of Silhouette Brands, Inc. at December 31, 1999 and 1998 and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silhouette Brands, Inc. at December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ Van Buren & Hauke LLL.
__________________________
May 18, 2000


                                    PAGE  F-1


                              SILHOUETTE BRANDS, INC.
                                 BALANCE SHEETS
                        DECEMBER 31, 1999 AND 1998 (AUDITED)
                           AND JUNE 30, 2000 (UNAUDITED)

                                            December 31,              June 30,
                                      ----------------------      -------------
                                        1999          1998             2000
                                      ---------    ----------       ----------
                        ASSETS                                      (unaudited)
Current Assets:
  Cash and equivalents                $ 281,863    $ 122,342        $ 157,772
  Accounts receivable                    86,548       50,657          256,773
  Inventory                              42,019       20,878           91,311
  Marketable equity securities           36,563      149,839          116,450
  Officer advance                          -            -              19,550
  Loan receivable                         5,000         -               5,000
                                     -----------   ----------       ----------
     Total Current Assets               451,993      343,716          646,856
                                     -----------   ----------       ----------

Furniture and equipment, net              6,295        7,940            9,170
                                     -----------   ----------       ----------
Investment in private placement (cost)   10,000       10,000           10,000
Advance Silhouette Cafe                    -            -              65,000
                                     -----------  -----------       ----------
  Total Assets                        $ 468,288   $  361,656        $ 731,026
                                     ===========  ===========      ===========

           LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable                      $  76,942   $   56,703        $ 176,829
Accrued liabilities                      30,529       19,858            8,241
Dividends payable                        89,126       40,375            8,500
Bank lines of credit                     35,775       18,600           56,355
                                     -----------   ----------      -----------
 Total Current Liabilities              232,372      135,536          249,925
                                     -----------   ----------      -----------
Contingencies
Shareholders' Equity:
Preferred stock, voting, cumulative,
non-convertible; $0.0001 par value;
$5 liquidation preference; 1,000,000
shares authorized; 315,000 issued and
outstanding in 1999, 1998 and 2000,
respectively                                 32           32               32

Common stock, $0.0001 par value,
10,000,000 shares authorized;
2,899,925, 2,775,975, and
2,949,635 shares issued and
outstanding in 1999, 1998 and
2000, respectively                          291          278              296
Paid-in capital                         826,359      705,330          848,859
Retained (deficit)                     (583,266)    (479,520)        (360,586)
Less: Treasury stock                     (7,500)        -              (7,500)
                                     ------------  ----------      -----------
Total Shareholders' Equity              235,916      226,120          481,101
                                     -----------   ----------      -----------
 Total Liabilities and
    Shareholders' Equity              $ 468,288    $ 361,656        $ 731,026
                                     -----------   ----------      -----------

                                    See accompanying notes.

                                               F-2


                                  SILHOUETTE BRANDS, INC.
                                 STATEMENTS OF OPERATIONS
                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (AUDITED)
                                            AND
              FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999 (UNAUDITED)


                                   Year Ended               Six Months Ended
                                  December 31,               June 30,
                           -----------------------     ------------------------
                             1999         1998            2000          1999
                           ----------  -----------     -----------  -----------
                                                       (unaudited)
Revenues:
Product sales (net)       $ 1,873,849  $ 2,348,194     $   779,843  $  915,965
                           ----------   ----------     -----------  -----------
Cost of Goods Sold:
   Beginning inventory        20,878         2,559          42,019      20,878
   Purchases               1,323,653       596,141       1,713,106     656,520
   Freight                    36,787        17,137          60,331      15,523
   Food brokers              117,866          -             46,067      34,000
   Less: ending inventory    (42,019)      (20,878)       (91,311)     (42,019)
                            ----------   ----------    ------------ -----------
  Cost of Goods Sold      (1,457,165)     (594,959)    (1,770,212)    (684,902)
                           -----------   ----------    ------------ -----------
Gross Profit                 416,684       184,884         577,982     231,063
                           -----------   ----------    ------------ -----------

Costs and Expenses:
  Sales and marketing
   expense                   227,816       108,840         172,559      66,405
  Advertising                 96,742        65,988          22,267       4,196
  Cost of customer list         -          110,000            -           -
  Salaries and benefits      127,059        80,507         122,178      52,128
  Accounting and legal        53,644        38,924          34,159      20,043
  Consulting Fees               -           78,400
  Telephone                   12,270        11,455           5,346       5,859
  Insurance                   10,775         8,674           5,127       5,553
  Other general and
   administrative expenses   106,120        52,962          70,391      18,554
  Depreciation and
   amortization                1,643         1,338             820         822
  Interest expense             4,731         8,062           3,757       1,850
  (Loss)on disposal of
   assets                       -           15,917            -           -
                             ---------   -----------    ------------  ---------
                             640,800       581,067         436,604     175,410
                             ---------   -----------    ------------  ---------
Income (Loss) From
 Operations                 (224,116)     (396,183)        141,378      55,653
                             ---------   -----------    ------------  ---------
Investment Income:
Realized investment income   118,742         9,127          57,251      20,222
Unrealized investment
(loss)/income                 (3,255)         -             22,621      (7,813)
Dividends and interest         4,883         1,276           1,430       2,995
                             ---------   -----------    -----------   ---------
  Total Investment Income    120,370        10,403          81,302      15,404
                             ---------   -----------    -----------   ---------
  Net Income (Loss)        $(103,746)    $(385,780)       $222,680    $ 71,057
                            ==========   ===========    ===========   =========
Weighted Average Number of
Common Shares Outstanding   2,894,791     1,960,926      2,946,978   2,774,547
                           ===========   ===========    ===========  ==========
Net Income (Loss) Per
 Common Share              $   (0.04)    $   (0.20)     $    0.08     $  0.03
                           ===========   ===========    ===========  ==========

                                  See accompanying notes.

                                             F-3


                              SILHOUETTE BRANDS, INC.
                             STATEMENTS OF CASH FLOWS
           FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (AUDITED) AND
            FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999 (UNAUDITED)

                                           December 31,          June 30,
                                     ----------------------   ----------------
                                       1999        1998        2000      1999
                                     ---------   ----------   ------- --------

(unaudited)
Cash Flows from Operating Activities:
Net income (loss)                 $ (103,746) $(385,780)    $222,680   $ 71,057
Depreciation and amortization          1,643      1,338          820        822
Common Stock issued for services      22,500     78,400        9,300       -
Realized gain on marketable
     Securities                     (118,742)    (9,127)     (57,251)   (20,222)
Unrealized(gain)loss on marketable
   securities                          3,255       -         (22,621)     7,813
Loss on equipment sale                  -        15,917         -          -
Accounts receivable                  (35,891)   (23,802)    (170,225)   (58,429)
Inventory                            (21,141)   (18,319)     (49,292)   (21,983)
Accounts payable and accrued
liabilities                           30,910      8,417       77,599    (21,422)
                                  ----------- ----------- ----------- ----------
Cash Provided(Used)by Operating
   Activities                       (221,212)  (332,956)      11,010    (42,364)
                                  ----------- ----------- ----------- ----------
Cash Flows from Investing
Activities:
Purchase of property and equipment      -        (3,049)      (3,695)      -
Proceeds from equipment sale            -        10,000         -          -
Proceeds from sale of
   marketable securities           2,755,519       -       2,302,340  1,057,517
Purchase of marketable
   securities                     (2,526,755)  (150,712)  (2,302,357)  (994,707)
Security deposits                       -         2,530         -          -
                                  ----------  ----------- ----------- ----------
 Cash Provided (Used) by
    Investing Activities             228,764   (141,231)      (3,712)    62,810
                                 -----------  ----------- ----------- ----------
Cash Flows from Financing
Activities:
Proceeds from loans                  100,626       -          68,080     87,850
Principal payments on debt           (83,450)   (98,180)     (47,500)   (57,450)
Increase in advance loan
  receivable                          (5,000)      -         (84,550)    (5,530)
Principal payment to officers           -       (15,194)        -          -
Proceeds from sale of common stock   177,293    702,204       55,513       -
Purchase of treasury stock            (7,500)      -          (2,932)    (5,000)
Preferred stock dividends            (30,000)   (10,000)    (120,000)   (31,500)
 Cash Provided (Used) by
    Financing Activities             151,969    578,830     (131,389)   (11,630)
                                  ----------  ----------- ----------- ----------
Net Increase (Decrease) in Cash      159,521    104,643     (124,091)     8,816
Cash and Equivalents, Beginning
   of Period                         122,342     17,689      281,863    122,342
                                  ----------  ----------- ----------- ----------
Cash and Equivalents, Ending of
    Period                         $ 281,863  $ 122,332     $157,772   $131,158
                                 ===========  =========== =========== ==========
Cash Paid for Interest             $   4,731  $   8,062     $  3,757   $  1,850

                                      See accompanying notes.

                                            F-4





                           SILHOUETTE BRANDS, INC.
              STATEMENTS OF CHANGES IN SHAEHOLDERS' EQUITY
   FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (AUDITED) AND
    FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999 (UNAUDITED)

                                 PAGE 1  OF 2
                          Preferred     Common      Treasury      Preferred
                            Shares      Shares       Stock        Par Value
                          ----------  -----------  ---------     ----------
Balances at
December 31, 1997
   - as reported            315,000    1,896,000     $    -      $      32

Prior period adjustment
   - slotting fees
                           ---------  ------------  --------     ----------

Balances at
December 31, 1997
   - as restated            315,000    1,896,000                        32
Private placement                        451,575
For services                             160,000
Offering related costs                   160,000
For preferred dividends                  108,400
Offering related costs
Net (loss) for the period
                           ---------  ------------  --------     ----------
Balances,
December 31, 1998            315,000   2,775,975        -               32
                           ---------  ------------  --------     ----------
Treasury shares
   purchased                              (2,000)   (5,000)
For preferred dividends
Net income for the period
                           ---------   -----------  ---------    ----------
Balances at June 30, 1999    315,000   2,773,975    (5,000)             32

Treasury shares purchased                 (1,000)   (2,500)
For services                               9,000
For preferred dividends
Warrant Exercise                         117,950
Warrant Exercise costs
Net (loss) for the period
                           ----------   ----------  ----------   ---------
Balances,
  December 31, 1999          315,000   2,899,925    (7,500)            32
                           ---------    ----------  ----------   ---------
For services                               9,300
For preferred dividends
Warrant exercise                          40,410
Unexercised warrant costs
Net income for the period
                           ---------    ----------  ----------   ---------
Balances at
  June 30, 2000             315,000    2,949,635   $(7,500)         $  32
                           =========  ==========    ==========    ========







                          SILHOUETTE BRANDS, INC.
              STATEMENTS OF CHANGES IN SHAEHOLDERS' EQUITY
        FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (AUDITED)
                                    AND
       FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999 (UNAUDITED

                                 PAGE 2 OF 2



                                Common    Paid-in      Retained
                               Par Value  Capital    (Deficit)     Totals
                               --------- --------- -----------   ---------
Balances at
December 31, 1997
   - as reported                $   190  $    779   $ (41,501)   $(40,500)

Prior period adjustment
   - slotting fees                                    (52,239)   $(52,239)
                                 ------   --------   ----------  ---------
Balances at
December 31, 1997
   - as restated                    190        779    (93,740)    (92,739)
Private placement                    45    953,455                953,500
For services                         16     78,384                 78,400
Offering related costs               16     78,384                 78,400
For preferred dividends              11    (50,386)               (50,375)
Offering related costs                    (355,286)              (355,386)
Net (loss) for the period                            (385,780)   (771,560)
                                 ------   ---------  ----------  ---------
Balances,
December 31, 1998                  278     705,330   (479,520)    226,120
                                 ------   ---------  ----------  ---------
Treasury shares
   Purchased                                                       (5,000)
For preferred dividends                    (31,500)               (31,500)
Net income for the period                              71,057      71,057
                                 ------   ---------  ----------  ---------
Balances at
   June 30, 1999                  278      673,830   (408,463)    260,677
                                 ------   ---------  ----------  ---------
Treasury shares purchased                                         (2,500)
For services                        1       22,499                22,500
For preferred dividends                    (47,251)              (47,251)
Warrant Exercise                   12      194,926               194,938
Warrant Exercise costs                     (17,645)              (17,645)
Net (loss) for the period                             (174,803) (174,803)
                                -------   ---------  ---------- ---------
Balances,
  December 31, 1999               291      826,359    (583,266)  235,916
                                -------   ---------  ---------- ---------

For services                        1        9,299                 9,300
For preferred dividends                    (39,374)              (39,374)
Warrant exercise                    4       55,508                55,512
Unexercised warrant costs                   (2,933)               (2,933)
Net income for the period                              222,680   222,680
                                -------   ---------  ---------- ---------
Balances at
  June 30, 2000               $    296   $ 848,859   $(360,586) $481,101
                               ========  =========   ========== ==========




                                   See accompanying notes.

                                         PAGE  F-5


1.  ORGANIZATION AND NATURE OF OPERATIONS

    Silhouette Brands, Inc. (Company), a Delaware Corporation, was founded in January 1994 for the intended purpose of manufacturing and marketing low-fat ice cream and other health conscious frozen desserts. In November 1997, the Company amended its Certificate of Incorporation to reflect an increase in the total authorized shares of common stock to 10,000,000 and to authorize the Company to issue 1,000,000 shares of preferred stock having a par value of $0.0001 per share. In July 2000, the Company restated its Certificate of Incorporation. In that same month, the Company also filed a Certificate of Designation to clarify and identify the powers, preferences and rights of the preferred stock.

    The Company manufacturers (from a proprietary mix) and distributes its low-fat ice cream products through the use of independent parties. Currently, the Company's products, sandwiches and ice cream on a stick, are sold in twenty-two states, principally the Mid-Atlantic States, but also in the majority of large market states throughout the country. The Company relies on one contract manufacturer and one distributor for all of the manufacture and for substantially all distribution of its products. As such, risks and uncertainties associated with a Company dependent on key manufacturing and distribution relationships.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Method of Accounting
    Assets, liabilities, revenues, and expenses are recognized on the accrual method of accounting for financial statement presentation and for federal income tax purposes.

    Use of Estimates in Preparation of Financial Statements
    The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that directly affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

    Fair Value of Financial Instruments
    Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

    Unaudited Interim Financial Statements
    The unaudited interim financial statements as of June 30, 2000 and for the six months ended June 30, 2000 and 1999 have been prepared on the same basis as the audited financial statements included herein. In the opinion of management, such unaudited interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods. The operating results for the six months ended June 30, 2000 are not necessarily indicative of the operating results to be expected for the full fiscal year or for any future period.

    Cash and Equivalents
    The  Company  considers  all  highly  liquid debt  instruments   with  an
    original maturity of three months or less to be cash equivalents.



                                PAGE F-6


    Accounts Receivable
    The Company, in the normal course of business, extends credit to its customers, who are, primarily, well-established companies. The Company uses the allowance method for uncollectible accounts. Management believes that accounts receivable for all periods presented were fully collectible. Therefore, no allowance for doubtful accounts was recorded.

    Inventory
    In all periods presented, inventory consists of component raw materials, such as proprietary mix, wrappers, etc., and is valued at the lower of cost (on a first-in, first-out basis) or market.

    Marketable Equity Securities
    Marketable securities consist of equity securities that have a readily determinable fair market value. Since the Company intends to sell these securities in the near term, they are classified as "trading" and accordingly, are carried at fair value, with unrealized gains and losses reported as a separate component within the other income/expense section of the statements of operations.

    Income Taxes
    The Company accounts for income taxes in accordance with SFAS No. 109. Pursuant to SFAS No. 109, deferred tax assets and liabilities are recorded for temporary differences, which enter into the determination of taxable income in different periods for financial reporting and income tax purposes. The Company has not recorded a deferred tax asset or liability for federal and state tax purposes due to the immaterial
    effect on the financial statements.   At December 31, 1999, the Company
    had federal net operating loss (NOL's) carryforwards of approximately $700,000. Primarily as a result of these NOL's, the Company had a net deferred tax asset which was fully offset by a valuation allowance due to uncertainties as to whether the results of future operations will enable the Company to realize the tax benefits arising from these NOL's. The NOL's expire in various amounts through the years 2019.

    Cost of Customer List
    In October 1998, the Company purchased from Skinny Cow, Inc. its only assets, the proprietary ice cream mix that was sold and marketed independently to retailers, its customer list, and its logo for $110,000. Messrs. Wexler and Pugliese, the Chairman of the Board and President, respectively, owned Skinny Cow, Inc. Management has determined that there is no accurate method of valuing the purchased items and has charged the amount to expense in 1998.

    Sales and Marketing Expense
    Included in the costs of "Sales and Marketing Expense" are the costs paid to retailers for placement of product on the shelves. These fees, charged to operations when paid, are typically paid for the product to enter the retail establishment and, at times, again when a better location is desired. These fees are not standardized within the
    industry but generally are within a retail chain.   These costs, called
    "slotting   fees"  were  $150,279  and  $83,503  in  1999   and   1998,
    respectively, and $151,445 and $14,348 for the six months ended June 30, 2000 and 1999, respectively.

    Discounts and Coupons
    The Company accounts for the redemption and administrative costs of any discounts from coupons or other promotional programs monthly on an as
    incurred basis.   Discounts and coupon redemptions are cleared through
    the distributor with the Company charging sales as those amounts are paid to the distributor. In all periods presented, these amounts are immaterial to the financial statements.

    Net Income/(Loss) Per Common Share Outstanding Basic net income/(loss) per share is computed using the weighted average number of common shares outstanding during the periods. Diluted net earnings per share is not applicable.


                                PAGE F-7


3.  SIGNIFICANT FINANCIAL AND ACCOUNTING DEVELOPMENTS

    Prior to January 1, 1998, the Company capitalized "slotting fees" and would amortize them over three years. Management has reevaluated that approach and has determined that these fees are current marketing expenses and should be charged to operations as incurred. Following this analysis, the Company concluded that it would restate its 1997 financial statements to reflect this change.

4.  FURNITURE AND EQUIPMENT

    Furniture and equipment are stated at cost. Depreciation is provided for by the straight-line method over the useful lives of five and seven years. Material improvements and betterments will be capitalized, while maintenance and repairs are charged to operations as incurred.


                                              December 31,         June 30,
                                              ------------         --------
                                           1999          1998        2000
                                         --------     ---------     ------

   Office Furniture and Equipment         $10,275      $10,275     $13,970
   Less: Accumulated Depreciation           3,980        2,335       4,800
                                         --------     ---------   --------
        Net                               $ 6,295      $ 7,940     $ 9,170
                                         ========     =========   ========





                                  PAGE  8



5. BANK LINES OF CREDIT

   At December 31, 1999, the Company had two lines of credit with Fleet Bank, and during 2000 an additional line of credit with First Union National Bank was funded. The total outstanding indebtedness at December 31, 1999 and 1998 was $35,775 and $18,600, respectively, and $56,355 at June 30, 2000 as outlined in the table below. During the periods presented, the rates of interest varied from a low of 10.75% to a high of 12.5%. The interest associated with these lines of credit is based on 3% or 4% over prime and is paid monthly with principal paid annually. The rate at both December 31, 1999 and June 30, 2000 was 12.5%.

   The following is a summary of current debt as of December 31:


                                            December 31,          June 30,
                                     ------------------------   -----------
                                         1999           1998       2000
                                        ------         ------     ------

Revolving line of credit with Fleet
Bank for $25,000, for cash borrowing,
interest at prime plus 3.0% secured
by substantially all of the Company's
assets as well as personal guarantees
of the officers.                       $ 9,775       $ 18,600     $ 24,305

Revolving line of credit with Fleet
Bank for $50,000, for cash borrowing,
interest at prime plus 4.0% secured
by substantially all of the Company's
assets as well as personal guarantees
of the officers.                        26,000          --           --

Revolving line of credit with First
Union National Bank for $35,000, for
cash borrowing, interest at prime plus
3.0%, the loan is unsecured.              --            --          32,050
                                       --------      ---------    --------
          TOTAL                        $ 35,775      $ 18,600     $ 56,355
                                       ========      =========   =========

Cash Interest Paid                     $  4,731      $  2,342     $  3,757
                                       ========      =========   =========


                                 PAGE  9


6. SHAREHOLDERS' EQUITY

   Common Stock
   During 1998, the Company completed two private placements of its securities. The two private placements were not registered with the Securities and Exchange Commission under the exemptive provisions of Rule 504 of Regulation D of the Securities Act of 1933. Total gross proceeds raised from the two private placements amounted to $953,500 from the sale of 451,575 units, consisting of common stock and warrants. In connection with both offerings, the Company incurred offering related costs of $355,286, comprised of both cash and non-cash compensation. The cash costs were $276,886 and the non-cash costs, consisting of 160,000 common shares of restricted stock, were valued at $78,400.

   Both private placements were sold as units consisting of one share of common stock and one common stock purchase warrant. The common stock and the warrants were immediately detachable and transferable upon closing. The warrants entitled the holder to purchase, during the exercise period, one share of the common stock of the Company at a specified exercise price. The exercise period commenced twelve months from the closing of the offering and was to continue for a period of twenty-four months, at which time the warrant would expire automatically. During the exercise period, each warrant was redeemable by the Company at a price equal to $0.01 per warrant, by providing the holder of the warrant not less than thirty days prior written notification.

   In 1998, the Company placed 140,375 units of 800,000 units offered from the first private placement at $1.25 per unit and 311,200 units of 340,000 units offered from the second private placement at $2.50 per unit. In December 1999, the Company elected to redeem the outstanding warrants and provided the warrant holders notification of redemption.

   A summary of the warrant exercises and redemptions is as follows. At December 31, 1999, 117,950 shares were exercised under the warrant terms, yielding total gross proceeds of $194,938 with associated costs of $17,645. During the first quarter of 2000, additional warrants totaling 40,410 were exercised resulting in $55,512 of gross proceeds. A total of 293,215 warrants were redeemed and a payment of $0.01 per redeemed warrant ($2,932) was paid to the holders.

   Common Shares Issued for Services

   During  1999,  the  Company  issued  9,000 common shares valued at
   $22,500 for consulting services.   During 1998, the Company issued
   160,000 common shares valued at $78,400 for consulting services.



                                  PAGE  F-10


   Preferred Stock and Dividends

   The Company's preferred stock is a 5% voting, cumulative, nonconvertible preferred, with a liquidation preference of $5.00 per share and 10 for 1 voting rights. The preferred stock, in respect to dividends and distributions upon the liquidation, winding-up and dissolution of the Company, shall rank senior to all classes of common stock of the Company. The preferred stock pays a cumulative annual dividend equal to five percent of the liquidation preference of $5.00 per share. The holders of the preferred stock may elect to receive said annual divident in the form of cash or restricted common shares. The price of any common shares issued as payment of the divident shall be equal to one-half of the last market price executed for the purchase of such shares or one-half of the price paid in the last private offering.

   In 1998, the  Company  declared  preferred  dividends from original issuance of $118,125, paying $10,000 of this amount in cash and issuing 108,400 common shares to preferred stockholders who exercised their right to receive restricted common shares in lieu of cash dividends. In accordance with the terms of the preferred stock, the shares were valued at fifty percent of the most recent private placement ($0.625) per share or $67,750. At December 31, 1998, $40,375 remained to be paid.

   In 1999, the Company declared preferred dividends of $78,751, paying $30,000 in cash with a remaining liability for unpaid dividends of $89,126 at December 31, 1999.

   In June 2000, the Company declared preferred dividends of $39,374, paying $120,000 in cash with a remaining liability for unpaid dividends of $8,500 at June 30, 2000.

   All   preferred  dividends are  charged  to  paid-in   capital   in
   accordance with state law as the Company has no retained  earnings.

7. CONTINGENCIES

   The Company is subject to the risks and uncertainties associated with food distributors and manufacturers, including the possibility of product liability claims.

8. SUBSEQUENT EVENTS

   Related Party Transactions
   Presently, the Company is negotiating to license its name and logo for use in a casual cafe for a term to be negotiated in return for a royalty fee of 1% of gross revenues. The Company also advanced $65,000 to the venture, receiving a note with interest at 5% per annum, payable in 36 equal annual installments beginning the 1st day of the fifth month after the cafe is opened. The Company has agreed to advance the cafe up to $140,000. The Company's President and Chairman of the Board are 50% holders of the Limited Liability Company that owns the cafe. The Company will also receive a 10% interest in the venture's net profits.

                                 PAGE F-11

                                 Part III
Item 1. Index to Exhibits


3.(i)(a). Certificate of Incorporation of the Company.*

3.(i)(b). Certificate of Amendment of Certificate of Incorporation.*

3.(i)(c). Amended and Restated Articles of Incorporation of the Company.*

3.(ii).   Amended and Restated By-Laws of the Company.*

4.(i).    Certificate of Designations of 5% Voting Preferred Stock-
            $5.00 Liquidation Preference.*

10.(i).   2000 Stock Option Plan*

21.(i).   Subsidiaries of the Registrant*

27.1      Financial Data Schedule*


* Filed herewith.



SIGNATURES

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.



Silhouette Brands, Inc.



/s/ Marc Wexler                          September 20, 2000
________________                         ___________________
 Marc Wexler                                   Date
Chairman, Treasurer
And Principal Financial Officer




                            Index to Exhibits


3.(i)(a). Certificate of Incorporation of the Company.*

3.(1)(b). Certificate of Amendment of Certificate of Incorporation.*

3.(i)(c). Amended and Restated Articles of Incorporation of the Company.*

3.(ii).   Amended and Restated By-Laws of the Company.*

4.(i).    Certificate of Designations of 5% Voting Preferred Stock
             $5.00 Liquidation Preference.*

10.(i).   2000 Stock Option Plan.*

21.(i).   Subsidiaries of the Registrant*

27.1.     Financial Data Schedule*


* Filed herewith.



EXHIBIT 3.(i)(a)


STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF
CORPORATION FILED
9:00 01/27/94
944008570-2372348


CERTIFICATE OF
INCORPORATION OF
Silhouette Brands
Inc.

FIRST:  The name of this corporation is Silhouette Brands Inc.

SECOND: Its registered office in the state of Delaware is to be located at Three Christina Centre, 201 N. Walnut Street, Wilmington DE 13601, New Castle County. The registered agent in charge thereof is The Company Corporation, address "same as above".

THIRD: The nature of the business and, the objects and purposes proposed to be transacted promoted and carried on, and to do any or all the things herein mentioned as fully and to the same extent as natural persons might or could do, in any part of the word, viz:

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The amount of the total authorized capital stock of this corporation is divided into 1000 shares of stock at NO par value.

FIFTH: The name and mailing address of the incorporator is as follows:

 Vanessa Foster  Three Christina Centre, 201 N. Walnut Street;
                    Wilmington DE 19801

SIXTH:  The Directors shall have power to make and to alter or  amend
The By-Laws; to fix the amount to be reserved as working capital, and to authorize and cause to be executed, mortgages and liens without limit as to the upon the property and franchise of the Corporation.
With the consent in writing, and pursuant to a void all the holders of a majority of the capital stock issued and outstanding, the Directors shall have the authority to dispose, in any manner, of the whole property of this corporation. The By-Laws shall determine whether and to what extent the accounts and books of this corporation, or any of them shall be open to the inspection of the stockholders; and no stockholder shall have any right of inspecting any account, or book or document of this Corporation, except as conferred by the law or the By-Laws, or by Resolution of the stockholders. The stockholders and directors shall have power to hold their meetings and keep the books, documents and papers of this Corporation outside of the State of Delaware, at such places as may be from time to time designated by the By-Laws or by resolution of the stockholders or directors, except as otherwise required by the laws of Delaware. It is the intention that the objects purposes and powers specified in the Third paragraph hereof shall, except where otherwise specified in said paragraph, be nowise limited or restricted by reference to or inference from the terms of any other clause or paragraph in this certificate or incorporation; that the objects, purposes and powers specified in the Third paragraph and in each of the clauses or paragraphs of this charter shall be regarded as independent objects, purposes and powers.

SEVENTH: Directors of the corporation shall not be liable to either the corporation or its stockholders for monetary damages for a breach of fiduciary duties unless the breach involves: (1) a directors duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) liability for unlawful payments of dividends or unlawful stock purchases or redemption by the corporation; or (4) a transaction from which the director derived an improper personal benefit.

I, THE UNDERSIGNED, for the purpose of forming a Corporation under the Laws of the State of Delaware, do make, file, and record this Certificate and do testify that the facts herein are true; and I have accordingly hereunto set my hand.

DATED:  January 27, 1994                        /s/
                                                  ______________________
                                                    Vanessa Foster





EXHIBIT 3.(i)(b)



            CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION


Silhouette Brands, Inc., a corporation organized and existing under and by virtue or The Central Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

First: That at a meeting of the Board of Directors of Silhouette Brands, Inc. Resolutions were duly adopted setting forth a proposed amendment of the Certificate Of Incorporation of said corporation, declaring said amendment to be advisable and Calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

  Resolved, that the Certificate of Incorporation of
                         this
corporation be amended by Changing the Article numbered "FOURTH" so that, as amended, said Article shall be Read as follows:

"That the current authorization of capital stock shall be increased from one thousand (1,000) shares of capital stock to eleven million shares of stock allocated to one million (1,000,000) shares of preferred stock and ten million (10,000,000) shares of common stock with all such shares at a par value of .0001 per share."

  Second: That thereafter, pursuant to resolution of the Board of Directors, a special meeting of the stock holders of said corporation was duly called and held, upon in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statue were voted in favor of the amendment.

    Third: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

    Fourth: That the capital stock of said corporation shall not be reduced under or by reason of said amendment.

   In Witness Whereof, said Board of Directors of Silhouette Brands, Inc. has caused this certificate to be signed by Sam Pugliese, its President and Marc Wexler, its Secretary this 29th day of October, 1997


By:_/s/ Sam Pugliese
         President

Attest:/s/ Marc Wexler Secretary

STATE OF DELAWARE SECRETARY OF STATE DIVISION OF
CORPORATION FILED 9:00 11/04/97 971374361-2372348




EXHIBIT 3.(i)(c).

SILHOUETTE BRANDS INC. AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
(Pursuant to SS 242 and 245 of the General Corporation Law of the State of Delaware)

The undersigned, being the Secretary of Silhouette Brands Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify as follows:

A. The name of the Corporation is Silhouette Brands Inc.

B. The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was January 27, 1994, as amended by that Certificate of Amendment of Certificate of Incorporation filed with the Secretary of State of the State of Delaware on November 4, 1997.

C. This Amended and Restated Certificate of Incorporation amends and restates the provisions of the Certificate of Incorporation of the Corporation, as amended, and was duly adopted by consent of the stockholders of the Corporation in accordance with Sections 228, 242, and 245 of the General Corporation Law of the State of Delaware ("DGCL").

D. The Certificate of Incorporation of the Corporation, as amended and restated hereby (the "Certificate of Incorporation"), shall, upon its filing with the Secretary of State of the State of Delaware, read in its entirety as follows:

   FIRST:   The name of the Corporation is Silhouette Brands, Inc.

   SECOND: The registered office of the Corporation in the State of Delaware is located at 1013 Centre Road, in the City of Wilmington, County of New Castle, 19805. The name of the registered agent of the Corporation at such address is the Company Corporation.

   THIRD: The purpose for which the Corporation is organized is to engage in any and all lawful acts and activities for which corporations may be organized under the DGCL. The Corporation will have perpetual existence.

   FOURTH: The total number of shares of stock which the Corporation Shall have authority to issue is 11,000,000 shares of capital stock, classified as (i) 1,000,000 shares of preferred stock, par value $.0001 per share ("Preferred Stock"), and (ii) 10,000,000 shares of common stock, par value $.0001 per share ("Common Stock").

STATE OF DELAWARE
SECRETARY OF STATE DIVISION OF CORPORATION
FILED 6:00 PM 07/24/2000
001373574-2372348

            The   designations  and  the  powers,   preferences, rights,
            qualifications,   limitations,  and   restrictions of   the
            Preferred Stock and  the  Common Stock are as follows:

     1.  Provisions Relating to the Preferred Stock.

        (a) The Preferred Stock may be issued from time to time in one or more classes or series, the shares of each class or series to have such designations, preferences, and relative, participating, optional, or other rights, and qualifications,limitations, and/or restrictions thereof, as are stated and expressed herein, in any amendment hereto, or in the resolution or resolutions providing for the issue of such class or series adopted by the Board of Directors of the Corporation (the "Board of Directors") as hereafter prescribed.

       (b) Authority is hereby expressly granted to and vested in the Board of Directors to authorize the issuance of the Preferred Stock from time to time in one or more classes or series, and in respect of each class or series of the Preferred Stock, to fix and state by the resolution or resolutions from time to time adopted providing for the issuance thereof the following:

          (i) whether or not the class or series is to have voting rights, full, special, or limited, or is to be without voting rights, and whether or not such class or series is to be entitled to vote as a separate class either alone or together with the holders of one or more other classes or series of stock;

          (ii) the number of shares to constitute the class or series and the designations thereof;

          (iii) the preferences, and relative, participating, optional, or other special rights,if any, and the qualifications, limitations, or restrictions thereof, if any,in respect of any class or series;

          (iv) whether or not the shares of any class or series shall be redeemable at the option of the Corporation or the holders thereof or upon the happening of any specified event, and, if redeemable, the redemption price or prices (which may be payable in the form of cash, securities, other property, or rights), and the time or times at which, and the terms and conditions upon which, such shares shall be redeemable and the manner of redemption;

          (v) whether or not the shares of a class or series shall be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such shares for retirement, and, if such retirement or sinking fund or funds are to be established, the annual or other periodic amount thereof, and the terms and provisions relative to the operation thereof;

          (vi) the dividend rate, if any, whether dividends are payable in cash, stock of the Corporation, or other property, the conditions upon which and the times when such dividends are payable, the preference to or the relation to the payment of dividends payable on any other class or classes or series of stock, whether or not such dividends shall be cumulative or non-cumulative, and if cumulative, the date or dates from which such dividends shall accumulate;

          (vii) the preferences, if any, and the amounts thereof that the holders of any class or series thereof shall be entitled to receive upon the voluntary or involuntary dissolution or liquidation of, or upon any distribution of the assets of, the Corporation;

          (viii) whether or not the shares of any class or series, at the option of the Corporation or the holder thereof or upon the happening of any specified event, shall be convertible into or exchangeable for, the shares of any other class or classes or of any other series of the same or any other class or classes of stock, securities or other property of the Corporation and the conversion price or prices or ratio or ratios or the rate or rates at which such exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided for in such resolution or resolutions; and

          (ix) such other special rights and protective provisions in respect of any class or series as may to the Board of Directors deem advisable.

    (c) The shares of each class or series of the Preferred Stock may vary from the shares of any other class or series thereof in any or all of the foregoing respects. The Board of Directors may increase the number of shares of the Preferred Stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the Preferred Stock not designated for any other class or series. The Board of Directors may decrease the number of shares of the Preferred Stock designated for any existing class or series by a resolution subtracting from such class or series authorized and unissued shares of the Preferred Stock designated for such existing class or series, and the shares so subtracted shall become authorized, unissued, and undesignated shares of the Preferred Stock.

2.  Provisions Relating to the Common Stock.

    (a) Each share of Common Stock of the Corporation shall have identical rights and privileges in every respect. The holders of shares of Common Stock shall be entitled to vote upon all matters submitted to a vote of the stockholders of the Corporation and shall be entitled to one vote for each share of Common Stock held.

    (b) The holders of shares of the Common Stock shall be entitled to receive such dividends (payable in cash, stock, or otherwise) as may be declared thereon by the Board of Directors at any time and from time to time out of any funds of the Corporation legally available therefor.

    (c) In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Corporation, the holders of shares of the Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of the Common Stock held by them. A liquidation, dissolution, or winding-up of the Corporation, as such terms are used in this subparagraph (c), shall not be deemed to be occasioned by or to include any consolidation or merger of the Corporation with or into any other corporation or corporations or other entity or a sale,lease, exchange, or conveyance of all or a part of the assets of the Corporation.

3.  General.

    (a) Subject to the foregoing provisions of this Certificate of Incorporation, the Corporation may issue shares of its Preferred Stock and Common Stock from time to time for such consideration (not less than the par value thereof) as may be fixed by the Board of Directors, which is expressly authorized to fix the same in its absolute and uncontrolled discretion subject to the foregoing conditions. Shares so issued for which the consideration shall have been paid or delivered to the Corporation shall be deemed fully paid stock and shall not be liable to any further call or assessment thereon, and the holders of such shares shall not be liable for any further payments in respect of such shares.

    (b) The Corporation shall have authority to create and issue rights and options entitling their holders to purchase shares of the Corporation's capital stock of any class or series or other securities of the Corporation, and such rights and options shall be evidenced by instrument(s) approved by the Board of Directors. The Board of Directors shall be empowered to set the exercise price, duration, times for exercise, and other terms of such options or rights by resolution(s); provided, however, that the consideration to be received for any shares of capital stock subject thereto shall not be less than the par value thereof.

FIFTH: The directors of the Corporation need not be elected by written ballot unless the bylaws of the Corporation otherwise provide.

SIXTH: The directors of the Corporation shall have the power to adopt, amend, and repeal the bylaws of the Corporation.

SEVENTH:The Corporation shall indemnify any person who was, is, or is threatened to be made a party to a proceeding (as defined below) by reason of the fact that he or she

          (i)  is or was a director or officer of the Corporation or

          (ii) while a director or officer ofv thev Corporation, is or was serving at the request of the Corporation as a director, officer, partner, venturer, member, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, limited liability company, sole proprietorship, trust, employee benefit plan or other enterprise, to the fullest extent permitted under the DGCL, as the same exists or may hereafter be amended. Such right shall be a contract right and as such shall run to the benefit of any director or officer who is elected and accepts the position of director or officer of the Corporation or elects to continue to serve as a director or officer of the Corporation while this Article SEVENTH is in effect. Any repeal or amendment of this Article SEVENTH shall be prospective only and shall not limit the rights of any such director or officer or the obligations of the Corporation in respect of any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment to this Article SEVENTH. Such right shall include the right to be paid by the Corporation expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition to the maximum extent permitted under the DGCL, as the same exists or may hereafter be amended. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs of defense are not permitted under the DGCL, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the claimant is permissible in the circumstances nor an actual determination by the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) that such indemnification or advancement is not permissible shall be a defense to the action or create a presumption that such indemnification or advancement is not permissible. In the event of the death of any person having a right of indemnification under the foregoing provisions of this Article SEVENTH, such right shall inure to the benefit of his or her heirs, executors, administrators, and personal representatives. The rights conferred in this Article SEVENTH shall not be exclusive of any other right that any Person may have or hereafter acquire under any statute, bylaw, resolution of stockholders or directors, agreement, or otherwise. The Corporation may additionally indemnify any employee or agent of the Corporation to the fullest extent permitted by law. As used herein, the term "proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding.

EIGHTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

        (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders,

        (ii) for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law,

        (iii)  under Section  174 of the DGCL, or

        (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or amendment of this Article EIGHTH by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation arising from an act or omission occurring prior to the time of such repeal or amendment. In addition to the circumstances in which a director of the Corporation is not personally liable as set forth in the foregoing provisions of this Article EIGHTH, a director shall not be liable to the Corporation or its stockholders to such further extent as permitted by any law hereafter enacted, including without limitation any subsequent amendment to the DGCL.

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation as of July 24, 2000.


By:/s/ Marc Wexler
   ---------------------
       Marc Wexler
       Secretary



EXHIBIT 3.(ii)

        AMENDED AND RESTATED BYLAWS OF SILHOUETTE BRANDS, INC.
                           A Delaware Corporation

PREAMBLE

These Amended and Restated Bylaws (these "Bylaws") are subject to, and governed by, the General Corporation Law of the State of Delaware (the "DGCL") and the certificate of incorporation (as amended from time to time, the "Certificate of Incorporation") of Silhouette Brands, Inc. (the "Corporation"). In the event of a direct conflict between the provisions of these Bylaws and the mandatory provisions of the DGCL or the provisions of the Certificate of Incorporation, such provisions of the DGCL or the Certificate of Incorporation, as the case may be, will be controlling.

ARTICLE ONE

OFFICES tc ""

1.1 Registered Office and Agent tc "" .         The registered office and
    registered agent of the Corporation shall be as designated from time to time by the appropriate filing by the Corporation in the office of the Secretary of State of the State of Delaware.

1.2 Other Offices tc "" .       The Corporation may also have  offices at
    such other places, both within and without the State of Delaware, as the board of directors may from time to time determine or as the business of the Corporation may require.


ARTICLE TWO

MEETINGS OF STOCKHOLDERS tc ""

2.1 Annual Meeting tc "" . An annual meeting of stockholders of the Corporation shall be held each calendar year on such date and at such time as shall be designated from time to time by the board of directors and stated in the notice of the meeting or in a duly executed waiver of notice of such meeting. At such meeting, the stockholders shall elect directors and transact such other business as may properly be brought before the meeting.

2.2 Special Meeting tc "" . A special meeting of the stockholders may be called at any time by the Chairman of the Board, the President, the board of directors, and shall be called by the President or the Secretary at the request in writing of the stockholders of record of not less than ten percent of all shares entitled to vote at such meeting or as otherwise provided by the Certificate of Incorporation. A special meeting shall be held on such date and at such time as shall be designated by the person(s) calling the meeting and stated in the notice of the meeting or in a duly executed waiver of notice of such meeting. Only such business shall be transacted at a special meeting as may be stated or indicated in the notice of such meeting or in a duly executed waiver of notice of such meeting.

2.3 Place of Meetings tc "" . An annual meeting of stockholders may be held at any place within or without the State of Delaware designated by the board of directors. A special meeting of stockholders may be held at any place within or without the State of Delaware designated in the notice of the meeting or a duly executed waiver of notice of such meeting. Meetings of stockholders shall be held at the principal office of the Corporation unless another place is designated for meetings in the manner provided herein.

2.4 Notice tc "" . Written or printed notice stating the place, day, and time of each meeting of the stockholders and, in case of a special meeting,the purpose or purposes for which the meeting is called shall be delivered not less than ten nor more than 60 days before the date of the meeting, either personally or by mail, by or at the direction of the President, the Secretary, or the officer or person(s) calling the meeting, to each stockholder of record entitled to vote at such meeting. If such notice is to be sent by mail, it shall be directed to such stockholder at his address as it appears on the records of the Corporation, unless he shall have filed with the Secretary of the Corporation a written request that notices to him be mailed to some other address, in which case it shall be directed to him at such other address. Notice of any meeting of stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy and shall not, at the beginning of such meeting, object to the transaction of any business because the meeting is not lawfully called or convened, or who shall, either before or after the meeting, submit a signed waiver of notice, in person or by proxy.

2.5 Voting List tc "" .        At least ten days before  each meeting of
    stockholders, the Secretary or other officer of the Corporation who has charge of the Corporation's stock ledger, either directly or through another officer appointed by him or through a transfer agent appointed by the board of directors, shall prepare a complete list of stockholders entitled to vote thereat, arranged in alphabetical order and showing the address of each stockholder and number of shares registered in the name of each stockholder. For a period of ten days prior to such meeting, such list shall be kept on file at a place within the city where the meeting is to be held, which place shall be specified in the notice of meeting or a duly executed waiver of notice of such meeting or, if not so specified, at the place where the meeting is to be held and shall be open to examination by any stockholder during ordinary business hours. Such list shall be produced at such meeting and kept at the meeting at all times during such meeting and may be inspected by any stockholder who is present.

2.6 Quorum tc "" .         The holders of a majority of the outstanding
    shares entitled to vote on a matter, present in person or by proxy, shall constitute a quorum at any meeting of stockholders, except as otherwise provided by law, the Certificate of Incorporation, or these Bylaws. If a quorum shall not be present, in person or by proxy, at any meeting of stockholders, the stockholders entitled to vote thereat who are present, in person or by proxy, or, if no stockholder entitled to vote is present, any officer of the Corporation may adjourn the meeting from time to time, without notice other than announcement at the meeting (unless the board of directors, after such adjournment, fixes a new record date for the adjourned meeting), until a quorum shall be present, in person or by proxy. At any adjourned meeting at which a quorum shall be present, in person or by proxy, any business may be transacted that may have been transacted at the original meeting had a quorum been present; provided, however,that if the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting.

2.7 Required Vote; Withdrawal of Quorum tc "" .        When a quorum is
    present at any meeting, the vote of the holders of at least a majority of the outstanding shares entitled to vote who are present, in person or by proxy, shall decide any question brought before such meeting, unless the question is one on which, by express provision of statute, the Certificate of Incorporation, or these Bylaws, a different vote is required, in which case such express Provision shall govern and control the decision of such question. The stockholders present at a duly constituted meeting may continue
    To  transact  business  until  adjournment,    notwithstanding  the
    Withdrawal of enough stockholders to leave less than a quorum.

2.8 Method of Voting; Proxies tc "" . Except as otherwise provided in the Certificate of Incorporation or by law, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders. Elections of directors need not be by written ballot. At any meeting of stockholders, every stockholder having the right to vote may vote either in person or by a proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. Each such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after three years from the date of its execution, unless otherwise provided in the proxy. If no date is stated in a proxy, such proxy shall be presumed to have been executed on the date of the meeting at which it is to be voted. Each proxy shall be revocable unless expressly provided therein to be irrevocable and coupled with an interest sufficient in law to support an irrevocable power or unless otherwise made irrevocable by law.

2.9 Record Date tc "" .
   (a) For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, for any such determination of stockholders, such date in any case to be not more than 60 days and not less than ten days prior to such meeting nor more than 60 days prior to any other action. If no record date is fixed:

    (i) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

   (ii) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

   (iii) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

 (b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the board of directors. If no record date has been fixed by the board
      of  directors,  the  record  date  for  determining   stockholders
      entitled  to consent to  corporate  action  in  writing  without a
      meeting, when no  prior action  by  the  board  of   directors  is
      required by law or these Bylaws, shall be the  first date on which
      a  signed  written consent  setting  forth   the  action  taken or
      proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of
      stockholders  are  recorded.   Delivery made to  the Corporation's
      registered office in the State of Delaware, principal place of business,or such officer or agent shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the board of directors and prior action by the board of directors is required by law or these Bylaws, the record
      date  for  determining  stockholders  entitled   to   consent   to
      corporate action in writing without a meeting shall be at the close of business on the day on which the board of directors adopts the resolution taking such prior action.

2.10 Conduct of Meeting tc "" .       The Chairman of the Board, if such
     office has been filled, and, if not or if the Chairman of the Board is absent or otherwise unable to act, the President shall preside at all meetings of stockholders. The Secretary shall keep the records of each meeting of stockholders. In the absence or inability to act of any such officer, such officer's duties shall be performed by the officer given the authority to act for such absent or non-acting officer under these Bylaws or by some person appointed by the meeting.

2.11 Inspectors tc "" . The board of directors may, in advance of any meeting of stockholders, appoint one or more inspectors to act at such meeting or any adjournment thereof. If any of the inspectors so appointed shall fail to appear or act, the chairman of the meeting shall, or if inspectors shall not have been appointed, the Chairman of the meeting may, appoint one or more inspectors. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors shall determine the number of shares of capital stock of the Corporation outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, and the validity and effect of proxies and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots, or consents, determine the results, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the chairman of the meeting, the inspectors shall make a report in writing of any challenge, request, or matter determined by them and shall execute a certificate of any fact found by them. No director or candidate for the office of director shall act as an inspector of an election of directors. Inspectors need not be stockholders.

ARTICLE THREE

DIRECTORS tc ""

3.1 Management tc "" . The business and affairs of the Corporation shall be managed by the board of directors. Subject to the restrictions imposed by law, the Certificate of Incorporation, or these Bylaws, the board of directors may exercise all the powers of the Corporation.

3.2  Number; Qualification; Election; Term tc "" .
     The number of directors that shall constitute the entire board of Directors shall be eight. Except as otherwise required by law, the Certificate of Incorporation, or these Bylaws, the directors shall be elected at an annual meeting of stockholders at which a quorum
     is  present.   Except as  otherwise required by the Certificate of
     Incorporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors. Each director so chosen shall hold office until the first annual meeting of stockholders held after his election and until his successor is elected and qualified or, if earlier, until his death, resignation,
     or  removal  from  office.  None  of  the  directors  need  be   a
     stockholder of the Corporation or a resident of the State of Delaware. Each director must have attained the age of majority.

3.3  Change in Number tc "" .
     No decrease in the number of directors constituting the entire board of directors shall have the effect of shortening the term of any incumbent director.

3.4  Removal tc "" .
     Except as otherwise provided in the Certificate of Incorporation or these Bylaws, at any meeting of stockholders called expressly for that purpose, any director or the entire board of directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote on the election of directors.

3.5  Vacancies tc "" .
     Except as otherwise provided in the Certificate of Incorporation, Vacancies and newly-created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director, and each director so chosen shall hold office until the first annual meeting of stockholders held after his election and until his successor is elected and qualified or, if earlier, until his death, resignation, or removal from office. If there are no directors in office, an election of directors may be held in the manner provided by statute, subject to any restrictions imposed by the
     Certificate of Incorporation. If, at the time of filling any vacancy or any newly-created directorship, the directors then in office shall constitute less than a majority of the whole board of directors (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such
     vacancies  or  newly-created  directorships  or  to  replace   the
     directors chosen by the directors then in office. Except as otherwise provided in the Certificate of Incorporation or these Bylaws, when one or more directors shall resign from the board of directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in these Bylaws in respect of the filling of other vacancies.

3.6  Meetings of Directors tc "" .
     The directors may hold their meetings and may have an office and keep the books of the Corporation, except as otherwise provided by statute, in such place or places within or without the State of Delaware as the board of directors may from time to time determine or as shall be specified in the notice of such meeting or duly executed waiver of notice of such meeting.

3.7  First Meeting tc "" .
     Each newly elected board of directors may hold its first meeting for the purpose of organization and the transaction of business, if a quorum is present, immediately after and at the same place as the annual meeting of stockholders, and no notice of such meeting shall be necessary.

3.8  Election of Officers tc "" .
     At the first meeting of the board of directors after each annual meeting of stockholders at which a quorum shall be present, the board of directors shall elect the officers of the Corporation.

3.9  Regular Meetings tc "" .
     Regular meetings of the board of directors shall be held at such times and places as shall be designated from time to time by resolution of the board of directors. Notice of such regular meetings shall not be required.

3.10 Special Meetings tc "" .
     Special meetings of the board of directors shall be held whenever Called by the Chairman of the Board, the President, or any director.

3.11 Notice tc "" .
     The Secretary shall give notice of each special meeting to each director at least 24 hours before the meeting. Notice of any such meeting need not be given to any director who shall, either before or after the meeting, submit a signed waiver of notice or who shall attend such meeting without protesting, prior to or at its commencement, the lack of notice to him. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

3.12 Quorum; Majority Vote tc "" .
     At all meetings of the board of directors, a majority of the directors fixed in the manner provided in these Bylaws shall constitute a quorum for the transaction of business. If at any meeting of the board of directors there be less than a quorum present, a majority of those present or any director solely present may adjourn the meeting from time to time without further notice. Unless the act of a greater number is required by law, the Certificate of Incorporation, or these Bylaws, the act of a majority of the directors present at a meeting at which a quorum is in attendance shall be the act of the board of directors. At any time that the Certificate of Incorporation provides that directors elected by the holders of a class or series of stock shall have more or less than one vote per director on any matter, every reference in these Bylaws to a majority or other proportion of directors shall refer to a majority or other proportion of the votes of such directors.

3.13 Procedure tc "" .
     At  meetings  of  the  board  of   directors, business  shall  be
     transacted in such order as from time to time the board of directors may determine. The Chairman of the Board, if such office has been filled, and, if not or if the Chairman of the Board is absent or otherwise unable to act, the President shall preside at
     all meetings  of  the  board  of  directors.   In  the absence or
     inability to act of either such officer, a chairman shall be chosen by the board of directors from among the directors present. The Secretary of the Corporation shall act as the secretary of each meeting of the board of directors unless the board of directors appoints another person to act as secretary of the meeting. The board of directors shall keep regular minutes of its proceedings which shall be placed in the minute book of the Corporation.

3.14 Presumption of Assent tc "" .
     A director of the Corporation who is present at the meeting of the board of directors at which action on any corporate matter is taken shall be presumed to have assented to the action unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as secretary of the meeting before the adjournment thereof or shall forward any dissent by certified or registered mail to the Secretary of the Corporation immediately after the adjournment
     of the  meeting.   Such  right  to dissent shall  not apply to  a
     director who voted in favor of such action.

3.15 Compensation tc "" .
     Subject to any restrictions imposed by the Certificate of Incorporation, the board of directors shall have the authority to fix the compensation, including fees and reimbursement of expenses, paid to directors for attendance at regular or special meetings of the board of directors or any committee thereof;
     provided,  however,  that  nothing  contained  herein   shall  be
     construed to preclude any director from serving the Corporation in any other capacity or receiving compensation therefor.

ARTICLE FOUR

COMMITTEES tc ""

4.1  Designation tc "" .
     The  board of directors  may, by resolution adopted by a majority
     of  the  entire   board  of  directors,  designate  one  or  more
     committees.

4.2  Number; Qualification; Term tc "" .
     Except as may be otherwise required by the Certificate of Incorporation, each committee shall consist of one or more directors appointed by resolution adopted by a majority of the entire board of directors. The number of committee members may be increased or decreased from time to time by resolution adopted by a majority of the entire board of directors. Each committee member shall serve as such until the earliest of

    (i)   the expiration of his term as director,

    (ii)  his resignation as a committee member or as a director, or

    (iii) his removal as a committee member or as a director.

4.3  Authority tc "" .
     Each  committee, to  the  extent  expressly   provided   in  the
     Resolution establishing such committee, shall have and may exercise all of the power and authority of the board of directors in the management of the business and affairs of the Corporation except to the extent expressly restricted by law, The Certificate of Incorporation, or these Bylaws.

4.4  Committee Changes tc "" .
     Subject to any restrictions imposed by the Certificate of Incorporation, the board of directors shall have the power at any time to fill vacancies in, to change the membership of, and to discharge any committee.

4.5  Alternate Members of Committees tc "" .
     Subject to any restrictions imposed by the Certificate of Incorporation,

     (a) the board of directors may designate one or more directors as alternate members of any committee, and

     (b) any such alternate member may replace any absent or disqualified member at any meeting of the committee. Subject to any restrictions imposed by the Certificate of Incorporation, if no alternate committee members have been so appointed to a committee or each such alternate committee member is absent or disqualified, the member or members of such committee present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member.

4.6  Regular Meetings tc "" .
     Regular meetings of any committee may be held without notice at such time and place as may be designated from time to time by the committee and communicated to all members thereof.

4.7  Special Meetings tc "" .
     Special meetings of any committee may be held whenever called by any committee member. The committee member calling any special meeting shall cause notice of such special meeting, including therein the time and place of such special meeting, to be given to each committee member at least two days before such special meeting. Neither the business to be transacted at, nor the
     purpose of, any  special  meeting  of  any  committee   need be
     specified in  the notice or  waiver of   notice of  any special
     meeting.

4.8  Quorum; Majority Vote tc "" .
     At meetings of any committee, a majority of the number of Members designated by the board of directors shall constitute a
     quorum for  the  transaction  of business.   If a quorum  is not
     present at a meeting of any committee, a majority of the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. The act of a majority of the members present at any meeting at which a quorum is in attendance shall be the act of a committee, unless the act of a greater number is required by law, the Certificate of Incorporation, or these Bylaws.

4.9  Minutes tc "" .
     Each committee shall cause minutes of its proceedings to be prepared and shall report the same to the board of directors upon the request of the board of directors. The minutes of the
     proceedings   of  each  committee  shall  be  delivered  to the
     Secretary of the Corporation for placement in the minute books Of the Corporation.

4.10 Compensation tc "" .
     Subject to any restrictions imposed by the Certificate of Incorporation, committee members may, by resolution of the board of directors, be allowed a fixed sum and expenses of attendance, if any, for attending any committee meetings or a stated salary.

4.11 Responsibility tc "" .
     The designation of any committee and the delegation of authority to it shall not operate to relieve the board of directors or any director of any responsibility imposed upon it or such director by law.

ARTICLE FIVE

NOTICE tc ""

5.1  Method tc "" .
     Whenever by statute, the Certificate of Incorporation, or these Bylaws, notice is required to be given to any committee member, director, or stockholder and no provision is made as to how such notice shall be given, personal notice shall not be required and any such notice may be given

     (a) in writing, by mail, postage prepaid, addressed to such committee member, director, or stockholder at his address as it appears on the books or (in the case of a stockholder) the stock transfer records of the Corporation, or

     (b) by any other method permitted by law (including but not limited to overnight courier service, telegram, telex, or telefax). Any notice required or permitted to be given by mail shall be deemed to be delivered and given at the time when the same is deposited in the United States mail as aforesaid. Any notice required or permitted to be given by overnight courier service shall be deemed to be delivered and given at the time delivered to such service with all charges prepaid and addressed as aforesaid. Any notice required or permitted to be given by telegram, telex, or telefax shall be deemed to be delivered and given at the time transmitted with all charges prepaid and addressed as aforesaid.

5.2  Waiver tc "" .
     Whenever any notice is required to be given to any stockholder, director, or committee member of the Corporation by statute, the Certificate of Incorporation, or these Bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be equivalent to the giving of such notice. Attendance of a stockholder, director, or committee member at a meeting shall constitute a waiver of notice of such meeting, except where such person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE SIX

OFFICERS tc ""

6.1  Number; Titles; Term of Office tc "" .
     The officers of the Corporation shall be a President, a Secretary, and such other officers as the board of directors may from time to time elect or appoint, including a Chairman of the Board, one or more Vice Presidents (with each Vice President to have such descriptive title, if any, as the board of directors shall determine), and a Treasurer. Each officer shall hold office until his successor shall have been duly elected and shall have qualified, until his death, or until he shall resign or shall have been removed in the manner hereinafter provided. Any two or more offices may be held by the same person. None of the officers need be a stockholder or a director of the Corporation or a resident of the State of Delaware.

6.2  Removal tc "" .
     Any officer or agent elected or appointed by the board of directors may be removed by the board of directors whenever in its judgment the best interest of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

6.3  Vacancies tc "" .
     Any vacancy occurring in any office of the Corporation (by death, resignation, removal, or otherwise) may be filled by the board of directors.

6.4  Authority tc "" .
     Officers shall have such authority and perform such duties in the management of the Corporation as are provided in these Bylaws or as may be determined by resolution of the board of directors not inconsistent with these Bylaws.

6.5  Compensation tc "" .
     Subject to any restrictions imposed by the Certificate of Incorporation, the compensation, if any, of officers and Agents shall be fixed from time to time by the board of directors; provided, however, that the board of directors may delegate the power to determine the compensation of any officer and agent (other than the officer to whom such power is delegated) to the Chairman of the Board or the President.

6.6  Chairman of the Board tc "" .
     The Chairman of the Board, if elected by the board of directors, shall have such powers and duties as may be prescribed by the board of directors. Such officer shall preside at all meetings of the stockholders and of the board of directors. Such officer may sign all certificates for shares of stock of the Corporation.

6.7  President tc "" .
     The President shall be the chief executive officer of the Corporation and, subject to the board of directors, he shall have general executive charge, management, and control of the properties and operations of the Corporation in the ordinary course of its business, with all such powers in respect of such properties and operations as may be reasonably incident to such responsibilities. If the board of directors has not elected a Chairman of the Board or in the absence or inability to act of the Chairman of the Board, the President shall exercise all of the powers and discharge all of the duties of the Chairman of the Board. As between the Corporation and third parties, any action taken by the President in the performance of the duties of the Chairman of the Board shall be conclusive evidence that there is no Chairman of the Board or that the Chairman of the Board is absent or unable to act.

6.8  Vice Presidents tc "" .
     Each Vice President shall have such powers and duties as may be assigned to him by the board of directors, the Chairman of the Board, or the President, and (in order of their seniority as determined by the board of directors or, in the absence of such determination, as determined by the length of time they h ave held the office of Vice President) shall exercise the powers of the President during that officer's absence or inability to act. As between the Corporation and third parties, any action taken by a Vice President in the performance of the duties of the President shall be conclusive evidence of the absence or inability to act of the President at the time such action was taken.

6.9  Treasurer tc "" .
     The Treasurer shall have custody of the Corporation's funds and securities, shall keep full and accurate account of receipts and disbursements, shall deposit all monies and valuable effects in the name and to the credit of the Corporation in such depository or depositories as may be designated by the board of directors, and shall perform such other duties as may be prescribed by the board of directors, the Chairman of the Board, or the President.

6.10 Assistant Treasurers tc "" .
     Each Assistant Treasurer shall have such powers and duties as may be assigned to him by the board of directors, the Chairman of the Board, or the President. The Assistant Treasurers (in the order of their seniority as determined by the board of directors or, in the absence of such a determination, as determined by the length of time they have held the office of Assistant Treasurer) shall exercise the powers of the Treasurer during that officer's absence or inability to act.

6.11 Secretary tc "" .
     Except as otherwise provided in these Bylaws, the Secretary shall keep the minutes of all meetings of the board of directors and of the stockholders in books provided for that purpose, and he shall attend to the giving and service of all notices. He may sign with the Chairman of the Board or the President, in the name of the Corporation, all contracts of the Corporation and affix the seal of the Corporation thereto. He may sign with the Chairman of the Board or the President all certificates for shares of stock of the Corporation, and he shall have charge of the certificate books, transfer books, and stock papers as the board of directors may direct, all of which shall at all reasonable times be open to inspection by any director upon application at the office of the Corporation during business hours. He shall in general perform all duties incident to the office of the Secretary, subject to the control of the board of directors, the Chairman of the Board, and the President.

6.12 Assistant Secretaries tc "" .
     Each Assistant Secretary shall have such powers and duties as may be assigned to him by the board of directors, the Chairman of the Board, or the President. The Assistant Secretaries (in the order of their seniority as determined by the board of directors or, in the absence of such a determination, as determined by the length of time they have held the office of
     Assistant Secretary)  shall  exercise  the  powers   of   the
     Secretary  during that officer's absence or inability to act.

ARTICLE SEVEN

CERTIFICATES AND SHAREHOLDERS tc ""

7.1  Certificates for Shares tc "" .
     Certificates for shares of stock of the Corporation shall be in such form as shall be approved by the board of directors. The certificates shall be signed by the Chairman of the Board or the President or a Vice President and also by the Secretary or an Assistant Secretary or by the Treasurer or an Assistant Treasurer. Any and all signatures on the certificate may be a facsimile and may be sealed with the seal of the Corporation or a facsimile thereof. If any officer, transfer agent, or registrar who has signed, or whose facsimile signature has been placed upon, a certificate has ceased to be such officer, transfer agent, or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. The certificates shall be consecutively numbered and shall be entered in the books of the Corporation as they are issued and shall exhibit the holder's name and the number of shares.

7.2  Replacement of Lost or Destroyed Certificates tc "" .
     The board of directors may direct a new certificate or Certificates to be issued in place of a certificate or certificates theretofore issued by the Corporation and alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate or certificates representing shares to be lost, stolen, or destroyed. When authorizing such issue of a new certificate or certificates the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen, or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond with a surety or sureties satisfactory to The Corporation in such sum as it may direct as indemnity against any claim, or expense resulting from a claim, that may be made against the Corporation in respect of the certificate or certificates alleged to have been lost, stolen, or destroyed.

7.3  Transfer of Shares tc "" .
     Shares of stock of the Corporation shall be transferable only On the books of the Corporation by the holders thereof in person or by their duly authorized attorneys or legal representatives. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, the Corporation or its transfer agent shall issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction upon its books.

7.4  Registered Stockholders tc "" .
     The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

7.5  Regulations tc "" .
     The board of directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer, and registration or the replacement of certificates for shares of stock of the Corporation.

7.6  Legends tc "" .
     The board of directors shall have the power and authority to Provide that certificates representing shares of stock bear such legends as the board of directors deems appropriate to assure that the Corporation does not become liable for violations of federal or state securities laws or other applicable law.

ARTICLE EIGHT

MISCELLANEOUS PROVISIONS tc ""

8.1  Dividends tc "" .
Subject to provisions of law and the Certificate of Incorporation, dividends may be declared by the board of directors At any regular or special meeting and may be paid in cash, in property, or in shares of stock of the Corporation. Such declaration and payment shall be at the discretion of the board of directors.

8.2  Reserves tc "" .
There may be created by the board of directors out of funds of the Corporation legally available therefor such reserve or reserves as The directors from time to time, in their discretion, consider proper to provide for contingencies, to equalize dividends, or to repair or maintain any property of the Corporation, or for such other purpose as the board of directors shall consider beneficial to the Corporation, and the board of directors may modify or abolish any such reserve in the manner in which it was created.

8.3  Books and Records tc "" .
The Corporation shall keep correct and complete books and records of account, shall keep minutes of the proceedings of its stockholders and board of directors and shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its stockholders, giving the names and addresses of all stockholders and the number and class of the shares held by each.

8.4  Fiscal Year tc "" .
The fiscal year of the Corporation shall be fixed by the board of directors; provided, however, that if such fiscal year is not fixed by the board of directors and the selection of the fiscal year is not expressly deferred by the board of directors, the fiscal year shall be the calendar year.

8.5  Seal tc "" .
The seal of the Corporation shall be such as from time to time may be approved by the board of directors.

8.6  Resignations tc "" .
Any director, committee member, or officer may resign by so stating at any meeting of the board of directors or by giving written notice to the board of directors, the Chairman of the Board, the President, or the Secretary. Such resignation shall take effect at the time specified therein or, if no time is specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

8.7  Securities of Other Corporations tc "" .
The Chairman of the Board, the President, or any Vice President of the Corporation shall have the power and authority to transfer, endorse for transfer, vote, consent, or take any other action in respect of any securities of another issuer that may be held or owned by the Corporation and to make, execute, and deliver any waiver, proxy, or consent in respect of any such securities.

8.8  Telephone Meetings tc "" .
Stockholders (acting for themselves or through a proxy), members of the board of directors, and members of a committee of the board of directors may participate in and hold a meeting of such stockholders, board of directors, or committee by means of a conference telephone or similar communications equipment by means of which persons participating in the meeting can hear each other, and participation in a meeting pursuant to this section shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

8.9  Action Without a Meeting tc "" .
    (a)    Unless   otherwise   provided   in  the  Certificate  of
    Incorporation, any action required by the DGCL to be taken at any annual or special meeting of the stockholders, or any action that may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the
    holders  (acting   for   themselves  or  through  a  proxy)  of
    outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which the holders of all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Every written consent of stockholders shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this Section
    8.9 (a) to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office, principal place of business, or such officer or agent shall be by hand or by certified or registered mail, return receipt requested.

    (b) Unless otherwise restricted by the Certificate of Incorporation or by these Bylaws, any action required or Permitted to be taken at a meeting of the board of directors, or of any committee of the board of directors, may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be signed by all the directors or all the committee members, as the case may be, entitled to vote in respect of the subject matter thereof, and such consent shall have the same force and effect as a vote of such directors or committee members, as the case may be, and may be stated as such in any certificate or document filed with the Secretary of State of the State of Delaware or in any certificate delivered to any person. Such consent or consents shall be filed with the minutes of proceedings of the board or committee, as the case may be.

8.10 Invalid Provisions tc "" .
     If any  part  of  these  Bylaws  shall  be  held   invalid  or
     inoperative for any reason, the remaining parts, so far as it is possible and reasonable, shall remain valid and operative.

8.11 Mortgages, etc. tc ""
     In respect of any deed, deed of trust, mortgage, or other Instrument executed by the Corporation through its duly authorized officer or officers, the attestation to such execution by the Secretary of the Corporation shall not be necessary to constitute such deed, deed of trust, mortgage, or other instrument a valid and binding obligation against the Corporation unless the resolutions, if any, of the board of directors authorizing such execution expressly state that such attestation is necessary.

8.12 Headings tc "" .
     The headings used in these Bylaws have been inserted for Administrative convenience only and do not constitute matter to be construed in interpretation.


8.13 References tc "" .
     Whenever herein the singular number is used, the same shall include the plural where appropriate, and words of any gender should include each other gender where appropriate.

8.14 Amendments tc "" .
     Subject to any restrictions imposed by the Certificate of Incorporation, these Bylaws may be altered, amended, or repealed or new bylaws may be adopted by the stockholders or by the board of directors at any regular meeting of the stockholders or the board of directors or at any special meeting of the stockholders or the board of directors if notice of such alteration, amendment, repeal, or adoption of new bylaws be contained in the notice of such special meeting.



EXHIBIT 4.(i)

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATION
FILED 4:04 PM
8/01/2000
001388791-2372348

SILHOUETTE BRANDS, INC.

CERTIFICATE OF DESIGNATION OF THE POWERS,
PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL AND
OTHER SPECIAL
RIGHTS OF
5% VOTING PREFERRED STOCK-$5.00 LIQUIDATION PREFERENCE
AND QUALIFICATIONS, LIMITATIONS
AND RESTRICTIONS THEREOF
_______________________________________________________________
Pursuant to Section 151 of the
General Corporation Law of the State of Delaware
_______________________________________________________________

Silhouette Brands Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify that, pursuant to authority conferred upon the board of directors of the Corporation (the "Board of Directors") by its Certificate of Incorporation, as amended (hereinafter referred to as the "Certificate of Incorporation"), and pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware, said Board of Directors, by unanimous written consent dated August 1, 2000, duly approved and adopted the following resolution (this "Resolution"):

      RESOLVED, that, pursuant to the authority vested in the Board of Directors by its Certificate of Incorporation, as amended, the Board of Directors does hereby create, authorize, and provide for the issuance of the 5% Voting Preferred Stock, par value $0.0001 per share, with a Liquidation Preference of $5.00 per share, consisting initially of 315,000 shares, having the designations, preferences, relative, participating, optional, and other special rights and the qualifications, limitations, and restrictions thereof that are set forth in the Certificate of Incorporation and in this Resolution as follows:

Section I.          Designation.

There is hereby created out of the authorized and unissued shares of Preferred Stock of the Corporation a class of Preferred Stock designated as "5% Voting Preferred Stock - $5.00 Liquidation Preference" ("5% Voting Preferred Stock") and the number of shares constituting such class shall be 315,000.

Section II.         Rank.

The 5% Voting Preferred Stock, in respect of dividends and distributions upon the liquidation, winding-up, and dissolution of the Corporation, shall rank senior to all classes of common stock of the Corporation, and each other class of Capital Stock or series of Preferred Stock hereafter created that does not expressly provide that it ranks senior to, or on a parity with, the 5% Voting Preferred Stock as to dividends and distributions upon the liquidation, winding-up, and dissolution of the Corporation ("Junior Stock"). The 5% Voting Preferred Stock shall, in respect of dividends and distributions upon the liquidation, winding-up, and dissolution of the Corporation, rank on a parity with any class of Capital Stock or series of Preferred Stock hereafter created that expressly provides that it ranks on a parity with the 5% Voting Preferred Stock as to dividends and distributions upon the liquidation, winding-up, and dissolution of the Corporation ("Parity Stock"); provided, however, that any such Parity Stock that was not approved in writing by the majority of the Holders shall be deemed to be Junior Stock and not Parity Stock. The 5% Voting Preferred Stock shall,in respect of dividends and distributions upon the liquidation, winding-up, and dissolution of the Corporation, rank junior to each class of Capital Stock or series of Preferred Stock hereafter created that has been approved in writing by the majority of the Holders and that expressly provides that it ranks senior to the 5% Voting Preferred Stock as to dividends or distributions upon the liquidation, winding-up, and dissolution of the Corporation ("Senior Stock").

Section III.        Dividends.

     (i) Beginning on the day next following the Issue Date, the Holders of the outstanding shares of 5% Voting Preferred Stock being issued on such Issue Date shall be entitled to receive, when, as, and if declared by the Board of Directors, out of funds legally available therefore, distributions in the form of cash dividends on each share of 5% Voting Preferred Stock, at the rate of 5% per annum (the "Dividend Rate"), multiplied by the Liquidation Preference per share of the 5% Voting Preferred Stock. Dividends shall accrue at the Dividend Rate, and shall be cumulative, whether or not earned or declared, however, shall not compound. Dividends shall be payable in arrears on each Dividend Payment Date, commencing on the first Dividend Payment Date after the applicable Issue Date. Each dividend shall be payable to Holders of record as they appear on the stock books of the Corporation on the Dividend Record Date immediately preceding the related Dividend Payment Date.

     (ii) All dividends paid in respect of shares of the 5% Voting Preferred Stock pursuant to Section III(c)(i) shall be paid pro rata to the Holders entitled thereto.

     (iii) No full dividends shall be declared by the Board of Directors or paid or set apart for payment by the Corporation on any Parity Stock for any period unless full cumulative dividends have been or contemporaneously are declared and paid in full, or declared and, if payable in cash, a sum in cash set apart sufficient for such payment on the 5% Voting Preferred Stock for all Dividend Periods terminating on or prior to the date of payment of such full dividends on such Parity Stock. If any dividends are not so paid, all dividends declared upon shares of the 5% Voting Preferred Stock and any Parity Stock shall be declared pro rata so that the amount of dividends declared per share on the 5% Voting Preferred Stock and such Parity Stock shall in all cases bear to each other the same ratio that Accrued dividends per share on the 5% Voting Preferred Stock and such Parity Stock bear to each other.

     (iv) (A) Holders of shares of the 5% Voting Preferred Stock shall be entitled to receive the dividends provided for in paragraph (i) hereof in preference to and in priority over any dividends upon any Junior Stock.

             (B) So long as any share of the 5% Voting Preferred Stock is outstanding, the Corporation shall not declare, pay, or set apart for payment any dividend on any of the Junior Stock or make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the purchase, redemption, conversion, or other retirement of, any Junior Stock or any warrants, rights, calls, or options exercisable for or convertible into any Junior Stock whether in cash, obligations, or shares of the Corporation or other property (other than dividends paid in Junior Stock to the holders of Junior Stock), and shall not permit any corporation or other entity directly or indirectly controlled by the Corporation to purchase or redeem any of the Junior Stock or any such warrants, rights, calls, or options, unless full cumulative dividends determined in accordance herewith on the 5% Voting Preferred Stock have been paid in full.

            (C) So long as any share of the 5% Voting Preferred Stock is outstanding, the Corporation shall not make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the purchase, redemption, conversion, or other retirement of, any of the Parity Stock or any warrants, rights, calls, or options exercisable for or convertible into any of the Parity Stock, and shall not permit any corporation or other entity directly or indirectly controlled by the Corporation to purchase or redeem any of the Parity Stock or any such warrants, rights, calls, or options, unless full cumulative dividends determined in accordance herewith on the 5% Voting Preferred Stock have been paid in full.

     (v) Dividends payable on the 5% Voting Preferred Stock for any period less than a year shall be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed in the period for which payable.

     (vi) Notwithstanding anything contained herein to the contrary,

         (a) if funds are not legally available for the payment of any dividend during any Dividend Period, such dividend must be declared and paid in the form of Common Stock as provided hereinbelow, and

         (b) if funds are legally available for the payment of any dividend,

Holder nonetheless at its sole discretion may elect prior to any Dividend Payment Date for a respective Dividend Period to receive all or part of dividend in the form of Common Stock as provided hereinbelow. In any case, a dividend either in the form of cash or Common Stock will be paid to each Holder on the Dividend Payment Date for the applicable Dividend Period. The number of shares of Common Stock to be received as a dividend ("Dividend Shares") by a Holder for each Dividend Period shall equal: the Dividend Rate multiplied by $5.00 multiplied by the number of shares of $5.00 Voting Preferred Stock held by the Holder (less any shares for which a dividend in cash has been paid to the holder for such Dividend Period) divided by the product of the following; the "Market Value per Share of the Common Stock" (as defined in the following sentence) multiplied by fifty percent (50%). Market Value per Share of the Common Stock shall equal the closing price per share of the Common Stock of the Corporation on the last trading day of each Dividend Period as quoted on any regulated securities market, electronic bulletin board, "pink sheet" market, or other third party market, or if no such market for the Common Stock exists, then the last price paid by an unaffiliated third party in a private placement transaction. No fractional shares shall be issued in connection with the Dividend Shares, and the number of shares of Common Stock to be issued shall be rounded up or down to the nearest whole share. The effective date of ownership of the Dividend Shares shall be the Record Date and holder shall be deemed a shareholder of record of the Corporation for the Dividend Shares as of such date. The Corporation at all times shall reserve and keep available out of its authorized but unissued shares of its Common Stock, solely for the purpose of effecting the dividend, such number of its shares of Common Stock as from time to time shall be sufficient to effect the dividend; and if at any time the number of authorized but unissued shares of Common Stock shall be insufficient to effect the dividend, the Corporation shall take such corporate action necessary to increase the number of its authorized but unissued shares of its Common Stock to effect such dividend, including without limitation employing its best efforts to obtain requisite shareholder approval.

     (vii) On theIssue Date, the Holders of the 5% Voting Preferred Stock, collectively, shall be entitled to receive a one-time, mandatory dividend of the Corporation that equals ("Mandatory Dividend"):

      (i) a cash amount of One Hundred and Seventy-Five Thousand and Seven Hundred and Eighteen Dollars and Seventy Five Cents ($175,718.75) and

      (ii) One Hundred and Eight Thousand Four Hundred (108,400) shares of common stock, $0.0001 par value, of the Corporation. The Mandatory Dividend will be pro rata to the Holders entitled thereto, and will be in addition to any other dividend provided in this Resolution. Any reference in this Resolution to the terms Dividend, Dividend Payment Date, Dividend Period, Dividend Rate, Dividend Record Date, Dividend Shares shall exclude the Mandatory Dividend.

Section IV.         Liquidation Preference.

     (i) In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Corporation, the Holders of shares of 5% Voting Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders an amount in cash equal to the Liquidation Preference for each share of the 5% Voting Preferred Stock held by such Holder, plus, without duplication, an amount in cash equal to accumulated and unpaid dividends thereon to the date fixed for liquidation, dissolution, or winding up (including an amount equal to a prorated dividend for the period from the last Dividend Payment Date to the date fixed for liquidation, dissolution, or winding up) before any payment shall be made or any assets distributed to the holders of any of the Junior Stock including, without limitation, the Common Stock. Except as provided in the preceding sentence, holders of 5% Voting Preferred Stock shall not be entitled to any distribution in the event of any liquidation, dissolution, or winding up of the affairs of the Corporation. If the assets of the Corporation are not sufficient to pay in full the liquidation payments payable to the Holders of outstanding shares of the 5% Voting Preferred Stock and all Parity Stock, then the holders of all such shares shall share equally and ratably in such distribution of assets in proportion to the full Liquidation Preference, including, without duplication, all accrued and unpaid dividends to which each is entitled.

     (ii) For the purposes of this Section IV,` neither the sale, conveyance, exchange, or transfer (for cash, shares of stock, securities, or other consideration) of all or substantially all of the property or assets of the Corporation nor the consolidation or merger of the Corporation with or into one or more entities shall be deemed to be a liquidation, dissolution, or winding up of the affairs of the Corporation.

Section V.          Voting Rights.

Holders of $5.00 Preferred Stock shall be entitled to cast ten (10) votes for each share held of the 5% Voting Preferred Stock on all matters presented to the shareholders of the Company for shareholder vote.

Section VII.        Other Powers, Preferences, or Rights.

Except as set forth herein, the 5% Voting Preferred Stock shall have no other powers, preferences, or relative, participating, optional and other special rights.

Section VIII.       Preferred Stock Agreement.

Notwithstanding anything contained herein to the contrary, the terms and provision of this Certificate of Designations, including the Mandatory
Dividend, is subject to the terms and conditions of that certain Preferred Stock Agreement dated of even date herewith by and between the Corporation and Marc Wexler, Saverio Pugliese and Louis Elwell III.

Section IX.         Definitions.

As used in herein, the following terms shall have the following meanings (with terms defined in the singular having comparable meanings when used in the plural and vice versa), unless the context otherwise requires:

"Capital Stock" means any and all shares, interests, participations, or other equivalents (however designated) of capital stock of the Corporation.

"Common Stock" means any and all shares of the Corporations $0.0001 par value common stock.

"Corporation" means Silhouette Brands, Inc., a Delaware corporation, and its successors.

"Dividend Payment Date" means March 31 following the relevant Dividend Period commencing with the first to occur after the initial Issue Date.

"Dividend Period"   means  a  calendar  year, pro-rated  for  any  partial
calendar year.

"Dividend Rate" has the meaning ascribed to such term in Section III (i) hereof.

"Dividend Record Date"  means December 31 of the relevant Dividend Period.

"Dividend Shares"  has  the  meaning  ascribed to such term in Section III
(vi) hereof.

"5% Voting Preferred Stock" has the meaning ascribed to it in Section I hereof.

"Holder" means a holder of a share or shares of 5% Voting Preferred Stock as reflected in the stock books of the Corporation.

"Issue Date" means the date of original issuance of the applicable shares of 5% Voting Preferred Stock which date shall not precede the date that this Certificate of Designation is filed and effective with the Secretary of State of the State of Delaware.

"Junior Stock" has the meaning ascribed to it in Section II hereof.

"Liquidation  Preference" means $5.00 per share of the 5% Voting Preferred
Stock.

"Mandatory Dividend"  has the meaning ascribed to such term in Section III
(vii) hereof.

"Parity Stock" has the meaning ascribed to it in Section II hereof.

"Preferred Stock" means any Capital Stock of the Corporation that has preferential rights over any other Capital Stock of the Corporation in respect of dividends, conversions, or redemptions or upon liquidation.

"Senior Stock" has the meaning ascribed to it in Section II hereof.


IN WITNESS WHEREOF, Silhouette Brands Inc. has caused this Certificate to be signed by the undersigned, its Secretary, this 1st day of August 2000.



SILHOUETTE BRANDS INC..



By:  /s/  Marc Wexler
     -------------------
      Marc Wexler
      Secretary




EXHIBIT 10.(i).
2000 STOCK OPTION PLAN


                      2000 STOCK OPTION PLAN
                      OF
                      SILHOUETTE BRANDS, INC.

1. Purpose. The purpose of this Stock Option Plan is to advance the interests of the Corporation by encouraging and enabling the acquisition of a larger personal proprietary interests in the Corporation by employees and directors of, and consultants to, the Corporation upon whose judgment and keen interest the Corporation is largely dependent for the successful conduct of its operation and by providing such employees, directors and consultants with incentives to put forth maximum effort for the success of the Corporation's business. It is anticipated that the incentives will stimulate the efforts of such employees, directors and consultants on behalf of the Corporation and its Subsidiaries, and strengthen their desire to remain with the Corporation and its Subsidiaries. It also is expected that such incentives and the opportunity to acquire such a proprietary interest will enable the Corporation and its Subsidiaries to attract desirable personnel.

2. Definitions. When used in this Plan, unless the context otherwise requires:

  (a). "Board of Directors" or "Board" shall mean the Board of Directors of the Corporation, as constituted at any time.

  (b). "Chairman of Board" shall mean the person who at the time shall be Chairman of the Board of Directors.

  (c). "Corporation" shall mean Silhouette Brands, Inc.

  (d). "Eligible Persons" shall mean those person described in Section 4 who are potential recipients of Options.

  (e). "Fair Market Value" on a specified date shall mean

       (A) the mean between the high and low sale price reported on such date on any regulated securities market, electronic bulletin board, "pink sheet" market, or other third party market, including the National Association Securities Dealers, Inc.'s OTCBB market, if any, on which Shares are primarily traded, but if no Shares were traded on such date, then on the last previous date on which
       any Share was so traded,   or

       (B) if the Shares are not listed on any stock exchange or market, than the value as established by the Board for such date using any reasonable method of valuation.

  (f). "Options" shall mean the Stock Options granted pursuant to this Plan.

  (g). "Plan" shall mean this 2000 Stock Option Plan of Silhouette Brands Inc., as adopted by the Board on August 15, 2000, as the Plan from time to time may be amended.

  (h). "President" shall mean the person who at the time shall be the President of the Corporation.

  (i). "Shares" shall mean a share of common stock, $0.0001 par value, of the Corporation.

  (j). "Subsidiary" shall mean wholly owned subsidiary of the Corporation, if any.

3. Administration. The Plan shall be administered by the Board of Directors as provided herein. Determination of the Board as to any question which may arise with respect to the interpretation of the provisions of the Plan and Options shall be final. The Board may authorize and establish such rules, regulations and revisions thereof not inconsistent with the provisions of the Plan, as it may been advisable to make the Plan and Options effective or provide for their administration, and may take such other action with regard to the Plan and Options as it shall deem advisable to effectuate their purpose.

4. Participants. All employees and directors of, and consultants to, the Corporation or a Subsidiary, as determined by the Board, shall be eligible to receive Options under the Plan. The parties to whom Options are granted under this Plan, and the number of Shares subject to each such Option, shall be determined by the Board, in its sole discretion, subject to however, to the terms and conditions of this Plan. Employees to whom Options may be granted include employees who are also directors of a Subsidiary.

5. Shares. Subject to the provisions of Section 13 hereof, the Board may grant Options with respect to an aggregate of up to 200,000 Shares, all of which Shares may be either Shares held in treasury or authorized but unissued Shares. If the Shares that would be issued or transferred pursuant to any Option are not issued or transferred and cease to be issuable or transferable for any reason, the number of Shares subject to such Option will no longer be charged against the limitation provided herein and may again be made subject to Options.

6. Grant of Options.   The  number of any Options to  be granted to any
Eligible Person shall be determined by the Board in its sole discretion. Options may be granted to the same person at different times. The form of the Option shall be determined from time to time by the Board. A certificate of Option signed by the Chairman of the Board or President or a Vice President of the Corporation, shall be issued to each person to whom an Option is granted.

7. Purchase Price. The purchase price per Share for the Shares purchased pursuant to the exercise of an Option shall be fixed by the Board at the time of grant of the Option but shall not be less than fifteen percent (15%) of the Fair Market Value on the date of such grant; provided, however, that the purchase price per share for the Shares to be purchased shall not be less than the par value for share.

8. Duration of Options. The duration of each Option shall be determined by the Board at the time of grant; provided however that the duration of any Option shall not be more than five years from the date of grant.

9. Exercise of Options.   Except as otherwise provided herein, options,
after the grant hereof, shall be exercisable by the holder at such rate and times as may be fixed by the board at the time of grant.

Notwithstanding the foregoing, all or part of any remaining unexercised Options grated to any person may be exercised upon the occurrence of such special circumstances or event as in the opinion of the Board merits special consideration, but in no event prior to the approval of the Plan by shareholders as provided in Section 18.

An Option shall be exercised by the delivery of a written notice duly Signed by the holder thereof to such effect, together with the Option certificate and the full purchase price of the Shares purchased pursuant to the exercise of the Option, to the President or officer of the Corporation appointed by the President for the purchase of receiving same. Payment of the full purchase price shall be made as follows; by delivery in cash, or by check payable to the order of the Corporation; or by any other method discretion may permit.

Within a reasonable time after the exercise of an Option, the Corporation shall cause to be delivered to the person entitled thereto, a certificate for the Shares purchased pursuant to the exercise of the Option. If the Option shall have been exercised with respect to less than all of the Shares subject to the Option, the Corporation shall also cause to be delivered to the person entitled to a new Option certificate in replacement of the certificate surrendered at the time of the exercise of the Option, indicating the number of shares with respect to which the Option remains available for exercise, or the original Option certificate shall be endorsed to give effect to the partial exercise thereof.

Notwithstanding any other provision of the Plan or Option, no Option Granted pursuant to the Plan may be exercised at any time when the Option or the granting or exercise thereof violates any law or governmental order or ruling.

10. Consideration for Options. The Corporation shall obtain consideration for the grant of an Option as the Board in its discretion may determine.

11. Restrictions on Transferability of Options. Options shall not be transferable, except as authorized in writing by the Board of Directors in its sole discretion.

12. Termination of Options.   All or part of any Option, to  the extent
unexercised, shall terminate immediately upon the death of an holder, or the termination or cessation for any reason of the holder's employment by, or service with, the Corporation or any Subsidiary, except that the holder shall have six months following the cessation of employment or service, and no longer, to exercise any unexercised Option that could have been exercised on the date on which such employment or service terminated; provided, however, that such exercise must be accomplished prior to the expiration of the term of such Option.

13. Adjustment Provision. If prior to the complete exercise of the any Option there shall be declared and paid a stock dividend upon the Shares or if the Shares shall be spilt up, converted, exchanged, reclassified, or in any way substituted for, then the Option, to the extent that it has not been exercised, shall entitle the holder thereof upon future exercise of the Option t o such number and kind of securities or cash or other property subject to the terms of the Option to which he would have been entitled had he actually owned the Shares subject to the unexercised portion of the Option at the time of the occurrence of such stock dividend, split-up, conversion, exchange, reclassification or substitution, and the aggregate purchase price upon future exercise of the Option shall be the same as if the originally optioned Shares were being purchased thereunder. If any such event should occur, the number of Shares with respect to which Options remain to be issued, or with respect to which Options may be reissued, shall be adjusted in a similar manner.

Notwithstanding any other provision of the Plan, in the event of a recapitalization, rights offering, separation, reorganization, or any Other change in the corporate structure or outstanding Shares, the Board may make such equitable adjustments to the number of Shares and class of shares available hereunder to any outstanding Options as it shall deem appropriate to prevent dilution or enlargement of rights.

Subject to any required action of shareholders, if the Corporation shall be the surviving company in any merger or consolidation, any Options granted hereunder shall cover the securities to which a holder of the number of Shares covered by the unexercised portion of the Option would have been entitled pursuant to the terms of the merger or consolidation.

Unless   otherwise   provided  by  the  Board,  upon   any  merger   or
consolidation in which the Corporation is not the surviving company, a dissolution or liquidation of the Corporation or a sale of substantially all or all of its assets, all Options outstanding hereunder shall terminate, except that the surviving corporation may grant an option or options to purchase its shares on such terms and conditions, both as to the number of shares and otherwise, which shall substantially preserve the rights and benefits of any Option then outstanding hereunder.

Any fractional shares or securities issuable upon the exercise of an Option as a result of any of the foregoing adjustments, may, in the discretion of the Board, be eliminated or payable in cash based upon the Fair Market Value of such shares or securities at the time of such exercise.

14. Issuance of Shares and Compliance with Securities Act. The Corporation may postpone the issuance and delivery of the Shares pursuant to the grant or exercise of any Option until

   (a) the admission of such Shares to listing on any stock exchange on which the Shares of the Corporation of the same class are then listed, and

   (b) the completion of such registration or other qualification of such Shares under any State or Federal law, rule, requirements or regulation as the Corporation shall determine to be necessary or advisable.

Any holder of an Option shall make such representations  and furnish
such  information  as  may, in  the  opinion  of  counsel  for   the
Corporation, be appropriate to permit the Corporation, in light of the then existence or non-existence with respect to such Shares of an effective Registration Statement under the Securities Act of 1933, as amended (the "Act"), to issue Shares in compliance with the provisions of the Act or any comparable act. The Corporation shall have the right,in its sole discretion,to legend any Shares which may be issued pursuant to the grant or exercise of any Option, or may issue stop respect thereof.

15. Income Tax Withholding. If the Corporation or a Subsidiary is required to withhold any amounts by reason of any federal, state, provincial or local tax rules or regulations in respect of the issuance of Shares pursuant to the exercise of the Option, the Corporation or the Subsidiary shall be entitled to deduct and withhold such amounts from any cash or payment to be made to the holder of the Option. In any event, the holder shall make available to the Corporation or such Subsidiary, promptly when requested by the Corporation or such Subsidiary; and the Corporation or Subsidiary shall be entitled to take and authorize such steps as it deems necessary in order to have such funds made available to the Corporation or Subsidiary out of funds or property due or to become due to the holder of such Option

16. Amendment to the Plan. Except as hereinafter provided, the Board may at any time withdraw or from time to time amend the Plan as it relates to, the terms and conditions of, any Option not therefore granted, and the Board, with the consent of the affected holder of any Option, may at any time withdraw or from time to time amend the Plan as it relates to, the terms and conditions of, any outstanding Option.

Notwithstanding the foregoing, any amendment by the Board which Would increase the number of Shares issuable under the Plan or Change the class of Eligible Persons shall be subject to the approval of the shareholders of the Corporation within one (1) year from date of adoption of such amendment.

17. No Right of Employment or Service. Nothing contained herein or in an Option shall be construed to confer upon any employee or consultant any right to be continued in the employ or service of the Corporation or any Subsidiary or mitigate any right of the Corporation or any Subsidiary to retire, request the resignation of or discharge or otherwise cease its services arrangement with any employee or consultant at any time, with or without cause.

18. Effective Date. The Plan is condition upon its approval by the shareholders of the Corporation on or before August 31, 2000, at any annual or special meeting of shareholders of the Corporation, except that this Plan is adopted and approved by the Board effective August 15, 2000, to permit the grant of Option prior to the approval of the Plan by the shareholders of the corporation as aforesaid. In the event the Plan is not approved by the shareholders of the
Corporation as aforesaid, this Plan and any Options granted hereunder shall be void and of no force and effect.

19. Final Issuance Date.   No Option shall be granted under the Plan
after  August 15, 2005.







EXHIBIT 21.(i).
SUBSIDIARIES OF THE REGISTRANT

None



EXHIBIT 27.1
FINANCIAL DATA SCHEDULE


ART.5 FDS FOR 2nd QUARTER 10-Q

Multiplier  1,000


PERIOD TYPE                                   6 MONTHS
FISCAL YEAR END                               DEC-31
PERIOD END                                    JUN-30-2000
CASH                                          158
SECURITIES                                    116
RECEIVABLES                                   257
ALLOWANCES                                    0
INVENTORY                                     91
CURRENT-ASSETS                                647
PP&E                                          14
DEPRECIATION                                  5
TOTAL ASSETS                                  731
CURRENT-LIABILITIES                           177
BONDS                                         0
COMMON                                        0
PREFERRED-MANDATORY                           0
PREFERRED                                     0
OTHER-SE                                      849
TOTAL-LIABILITIES-AND-EQUITY                  731
SALES                                         2,348
TOTAL-REVENUES                                2,348
CGS                                           1,770
TOTAL-COST                                    2,206
OTHER-EXPENSES                                (81)
LOSS-PROVISION                                0
INTEREST-EXPENSE                              4
INCOME-PRETAX                                 223
INCOME-TAX                                    0
INCOME-CONTINUING                             223
DISCONTINUED                                  0
EXTRAORDINARY                                 0
CHANGES                                       0
NET-INCOME                                    223
EPS-PRIMARY                                   .08
EPS-DILUTED                                   .08